Exhibit 99.1

01.02 - HEAD OFFICE ADDRESS

1 - FULL ADDRESS (STREET, NUMBER AND COMPLEMENT) Av. Escola Politécnica, 760, 2nd floor			2 - DISTRICT Jaguaré
3 - ZIP CODE 05350-901			4 - CITY São Paulo	5 - STATE SP
6 - DDD (Long distance) 55 11	7 - TELEPHONE 3718-5301	8 - TELEPHONE 3718-5306	9 - TELEPHONE 3718-5465	10 - TELEX
11- DDD (Long distance) 55 11	12 - FAX 3718-5297	13 - FAX 3714-4436	14 - FAX —
15 - E-MAIL acoes@perdigao.com.br

01.03 - INVESTOR RELATIONS DIRECTOR (Address for correspondence with the company)

1 - NAME Wang Wei Chang
2 - FULL ADDRESS (Place, Number and Complement) Av. Escola Politécnica, 760, 2nd floor				3 - DISTRICT Jaguaré
4 - ZIP CODE 05350-901	5 - CITY SÃO PAULO			6 - STATE SP
7 - DDD (long distance) 5511	8 - TELEPHONE 3718-5301	9 - TELEPHONE 3718-5306	10 - TELEPHONE 3718-5465	11 - TELEX
12 - DDD (long distance) 5511	13 - FAX 3718-5297	14 - FAX 3714-4436	15 - FAX —
16 - E-MAIL acoes@perdigao.com.br

01.04  - REFERENCE / AUDITOR

CURRENT FISCAL YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGIN	2 - END	3 - QUARTER	4 - BEGIN	5 - END	6 - QUARTER	7 - BEGIN	8 - END
01/01/2007	12/31/2007	1	01/01/2007	03/31/2007	4	10/01/2006	12/31/2006
9 - AUDITING COMPANY Ernst Young Auditores Independentes S.S.				10 - CVM CODE 00471-5
11 - TECHNICAL IN CHARGE Antonio Humberto Barros dos Santos				12 - TECHNICAL IN CHARGE TAXPAYERS’ REGISTER 104.575.398-01

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	March 31, 2007	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name PERDIGÃO S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

01.05 - CURRENT COMPOSITION OF CAPITAL

Number of Shares (units)	1 - CURRENT QUARTER 03/31/2007	2 - PREVIOUS QUARTER 12/31/2006	3 - SAME QUARTER PREVIOUS YEAR 03/31/2006
Paid-Up Capital
1 - COMMON	165,957,152	165,957,152	133,957,152
2 - PREFERRED	0	0	0
3 - TOTAL	165,957,152	165,957,152	133,957,152
In Treasury
4 - COMMON	430,485	430,485	430,485
5 - PREFERRED	0	0	0
6 - TOTAL	430,485	430,485	430,485

01.06 - COMPANY PROFILE

1 - TYPE OF COMPANY Commercial, Industrial and Others

2 - SITUATION Operational

3 - NATURE OF SHARE CONTROL National Private

4 - CODE OF ACTIVITY 3220 - Participation and Administration - Food

5 - MAIN ACTIVITY Holding

6 - CONSOLIDATED TYPE Total

7 - TYPE OF AUDITOR’S REPORT No exception

01.07- COMPANIES NOT INCLUDED IN CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - GENERAL TAXPAYERS’ REGISTER	3 - NAME

01.08 — DECLARED AND/OR PAID DIVIDENDS DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL DATE	4 - DIVIDENDS	5- BEGINNING OF PAYMENT	6- TYPE OF SHARE	7- AMOUNT PER SHARE
01	RCA	12/21/2006	Interest on Shareholder’s	02/27/2007	Common	0.1903016630
02	RCA	02/14/2007	Dividends	02/27/2007	Common	0.0222072979

01.09 - PAID-UP CAPITAL AND CHANGES IN THE CURRENT PERIOD

1 — ITEM	2 — DATE OF CHANGE	3 — CAPITAL STOCK (thousand Reais)	4 — AMOUNT (thousand Reais)	5 — SOURCE OF CHANGE	7 — QUANTITY OF ISSUED SHARES (Units)	8 — PRICE OF SHARE IN THE ISSUANCE (Reais)

01.10 - INVESTOR RELATIONS DIRECTOR

1 - DATE 05/08/2007	2 - SIGNATURE

02.01- BALANCE SHEET - ASSETS  (thousand Reais)

1 - CODE	2 - DESCRIPTION	3- 03/31/2007	4- 12/31/2006
1	Total Assets	2,192,751	2,144,387
1.01	Current Assets	527,589	532,877
1.01.01	Cash, Banks and Investments	506,525	491,394
1.01.01.01	Cash and Cash Equivalents	262	67
1.01.01.02	Short-term investments	506,263	491,327
1.01.02	Credits	0	0
1.01.02.01	Trade accounts receivable	0	0
1.01.02.02	Other credits	0	0
1.01.03	Inventories	0	0
1.01.04	Others	21,064	41,483
1.01.04.01	Dividends and Interest on Shareholders’ Equity	0	13,399
1.01.04.02	Recoverable Taxes	13,028	18,520
1.01.04.03	Deferred Taxes	7,865	9,320
1.01.04.04	Others	8	0
1.01.04.05	Prepaid Expenses	163	244
1.02	Noncurrent Assets	1,665,162	1,611,510
1.02.01	Noncurrent assets	12,701	14,243
1.02.01.01	Credits	0	0
1.02.01.02	Credits with Associates	0	1,542
1.02.01.02.01	With Affiliates	0	0
1.02.01.02.02	With Subsidiaries	0	1,542
1.02.01.02.03	With Other Associates	0	0
1.02.01.03	Others	12,701	12,701
1.02.01.03.01	Recoverable taxes	8,782	8,782
1.02.01.03.02	Deferred Taxes	25	25
1.02.01.03.03	Legal Deposits	3,894	3,894
1.02.02	Permanent Assets	1,652,461	1,597,267
1.02.02.01	Investments	1,652,461	1,597,267
1.02.02.01.01	Equity in Affiliates	0	0
1.02.02.01.02	Equity in Affiliates — Goodwill	0	0
1.02.02.01.03	Equity in Subsidiaries	1,652,453	1,597,259
1.02.02.01.04	Equity in Subsidiaries — Goodwill	0	0
1.02.02.01.05	Other Investments	8	8
1.02.02.02	Fixed Assets	0	0
1.02.02.03	Intangible	0	0
1.02.02.04	Deferred	0	0

02.02- BALANCE SHEET - LIABILITIES (thousand Reais)

1 - CODE	2 - DESCRIPTION	3 - 03/31/2007	4 - 12/31/2006
2	Total Liabilities	2,192,751	2,144,387
2.01	Current Liabilities	23,377	39,774
2.01.01	Short term Debt	0	0
2.01.02	Debentures	0	0
2.01.03	Trade Accounts Payable	1,382	3,478
2.01.04	Taxes, Charges and Contribution	301	2,288
2.01.04.01	Social Contributions	76	60
2.01.04.02	Tax Obligations	225	2,228
2.01.05	Dividends Payable	47	3,715
2.01.06	Provisions	545	520
2.01.06.01	Provisions for vacations & 13th salary	545	520
2.01.07	Debts with Associates	20,762	0
2.01.08	Others	340	29,773
2.01.08.01	Interest on Company Capital	314	29,755
2.01.08.02	Other Obligations	26	18
2.02	Long-term Liabilities	101	101
2.02.01	Long-term Liabilities	101	101
2.02.01.01	Long term Debt	0	0
2.02.01.02	Debentures	0	0
2.02.01.03	Provisions	101	101
2.02.01.03.01	Provision for contingencies	101	101
2.02.01.04	Debts with Associates	0	0
2.02.01.05	Advance for future capital increase	0	0
2.02.01.06	Others	0	0
2.02.02	Deferred income	0	0
2.04	Shareholders’ Equity	2,169,273	2,104,512
2.04.01	Paid-in Capital	1,600,000	1,600,000
2.04.02	Capital Reserves	0	0
2.04.03	Revaluation Reserves	0	0
2.04.03.01	Owned Assets	0	0
2.04.03.02	Subsidiaries/ Affiliates	0	0
2.04.04	Profit Reserves	504,512	504,512
2.04.04.01	Legal	46,060	46,060
2.04.04.02	Statutory	0	0
2.04.04.03	For Contigencies	0	0
2.04.04.04	Profits Realizable	0	0
2.04.04.05	Retained Earnings	0	0
2.04.04.06	Special for Non-distributed Dividends	0	0

2.04.04.07	Other profit Reserves	458,452	458,452
2.04.04.07.01	Expansion Reserves	364,133	364,133
2.04.04.07.02	Increase Capital Reserves	95,134	95,134
2.04.04.07.03	Treasury Shares	(815)	(815)
2.04.05	Accumulated Earnings/ Losses	64,761	0
2.04.06	Advance for future capital increase	0	0

03.01 -  STATEMENT OF INCOME (thousands Reais)

1 - CODE	2 - DESCRIPTION	3 - 01/01/2007 to 03/31/2007	4 - 01/01/2007 to 03/31/2007	5 - 01/01/2006 to 03/31/2006	6 - 01/01/2006 to 03/31/2006
3.01	Gross Sales	0	0	0	0
3.02	Sales Deductions	0	0	0	0
3.03	Net Sales	0	0	0	0
3.04	Cost of Sales	0	0	0	0
3.05	Gross Profit	0	0	0	0
3.06	Operating Income/Expenses	69,692	69,692	14,368	14,368
3.06.01	Selling Expenses	0	0	0	0
3.06.02	General And Administrative Expenses	(1,434)	(1,434)	(1,558)	(1,558)
3.06.02.01	Administrative	(618)	(618)	(774)	(774)
3.06.02.02	Management Compensation	(816)	(816)	(784)	(784)
3.06.03	Financial	15,917	15,917	839	839
3.06.03.01	Financial Income	16,178	16,178	1,239	1,239
3.06.03.02	Financial Expenses	(261)	(261)	(400)	(400)
3.06.04	Other Operating Income	15	15	0	0
3.06.05	Other Operating Expenses	0	0	0	0
3.06.06	Equity Pick-up	55,194	55,194	15,087	15,087
3.07	Operating Income	69,692	69,692	14,368	14,368
3.08	Non-operating Expenses	0	0	0	0
3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Income Before Tax And Profit Sharing	69,692	69,692	14,368	14,368
3.10	Provision for Tax And Social Contribution	(3,476)	(3,476)	(4,585)	(4,585)
3.11	Deferred Income Tax And Social Contribution	(1,455)	(1,455)	503	503
3.12	Statutory Participations / Contributions	0	0	0	0
3.12.01	Profit Sharing	0	0	0	0

3.12.02	Contribution	0	0	0	0
3.13	Reversion of Interest on Shareholders’ Equity	0	0	0	0
3.15	Earnings / Losses in Period	64,761	64,761	10,286	10,286
	NUMBER OF SHARES, EX-TREASURY	165,526,667	165,526,667	133,526,667	133,526,667
	EARNINGS PER SHARE	0.39124	0.39124	0.07703	0.07703
	LOSS PER SHARE

Thousands of Reais

1.              OPERATIONS

The operations of Perdigão S.A. and its subsidiaries (collectively “the Company”), a publicly owned company, include: raising, production and slaughter of poultry (chicken, Chester®, turkey and others), pork and beef; processing and/or sale of meats, frozen pasta, frozen vegetables, dairy products and soybean derivatives.

The Company has joined Bovespa’s Special Corporate Governance level “New Market” (Novo Mercado), and has its stocks traded at Bolsa de Valores de São Paulo (Bovespa) and at Bolsa de Valores de Nova York (NYSE), as American Depositary Receipts (ADR’s), Level III.

a)   Subsidiaries and Participation as of March 31, 2007:

(1) Holding and centralizing on investments abroad

(2) Companies with no operating activities.

Note: the Companies with no indicative of percentage of participation are, directly or indirectly, whole owned subsidiaries of Perdigão S.A.

b)          Batávia’s acquisition:

On May 26, 2006, the Company acquired, through its wholly owned subsidiary, PDA Distribuidora de Alimentos Ltda, 51% of the capital stock of Batávia S.A. — Indústria de Alimentos (“Batávia”), which produces dairy-based and dairy processed products. The amount of the acquisition of Batávia S.A. was R$95,373 (net of cash acquired of R$2,579) and including additional acquisition costs of R$1,252, generating goodwill of R$66,655.

The results of operations of Batávia have been included in the financial statements of the Company since June, 2006.  In addition to the acquisition of a 51% economic interest in

Batávia, the Company acquired for R$18,000, machines and equipment from Parmalat, which were on loan to Batávia and were necessary for the operation of its facilities.

In a general meeting held on October 30, 2006, the Company shareholders approved the merger of the subsidiary PDA Distribuidora de Alimentos Ltda into Batávia.  This merger simplified the corporate structure of which is part the Perdigão S.A. and its subsidiaries.  During the Batávia’s acquisition process, PDA was required to increase the share capital using the machines and equipments acquired, however, without the minority shareholders dilution.  As a result of this negotiation, the Company recorded a goodwill of R$8,835 (R$8,540 as of December 31, 2006, net of amortization).

c)          Other acquisitions:

On March 30, 2007, Perdigão Agroindustrial S.A. finalized the acquisition, for R$284, of 100% of Sociedade Sino dos Alpes Alimentos Ltda., located in the city of Bom Retiro do Sul — RS, which works in the frozen poultry and pork meats market, assuming liabilities in the amount of R$16,365 and assets acquired of R$8,168, generating preliminary goodwill of R$8,481.

On December 1, 2005, the Company acquired, for R$2,080, 100% of Sociedade Incubatório Paraíso Ltda., located at Jataí — State of Goiás, with net assets acquired of R$491, generating goodwill of R$1,589.  On July, 2006, this Company was incorporated by Perdigão Agroindustrial S.A. and the goodwill balance was transferred to deferred charges in the Company’s balance sheet, maintaining the amortization period of five years.

On June 20, 2005, the Company acquired, for R$5,850, 100% of Mary Loize Indústria de Alimentos Ltda. and Mary Loize Indústria e Comércio de Rações Ltda., both renamed Perdigão Mato Grosso Ltda, at Nova Mutum - Mato Grosso state.  The net liabilities assumed in these acquisitions amounted R$ 7,881, generating goodwill of R$13,731.

2.       BASIS FOR PREPARATION AND PRESENTATION OF THE FINANCIAL STATEMENTS

The Quarterly Information — ITR, related to the first quarter of 2007, was prepared according to the same procedures adopted in the previous fiscal year ended on December 31, 2006 in accordance with accounting practices adopted in Brazil, or Brazilian GAAP, which is based on the Brazilian Corporate Law (Law N. 6,404/76, as amended), on the rules and regulations issued by the CVM - “Comissão de Valores Mobiliários”, or the Brazilian Securities Commission, and on the accounting standards issued by the IBRACON - “Instituto dos Auditores Independentes do Brasil”, including the changes required by the Deliberations n. 488/2005 and n. 489/2005 from CVM and the changes required by the IBRACON Pronouncements n. 27 and n. 22, respectively.

In order to provide additional information, the Company has presented, as supplemental disclosure, the statements of cash flow and of value added (Notes 23 and 24).

The statement of cash flow was elaborated in compliance with the Accounting Norms and Procedures — NPC 20 issued by IBRACON — the Brazilian Institute of Independente Auditors.

The statement of value added was elaborated in compliance with the Brazilian Accounting Standards — NBCT— n. 3.7, approved by the Resolution nº 1010/2005 issued by the Federal Accounting Council — CFC.  This statement presents the value added generated by the Company and its distribution to employees, Government, third parties capital and shareholders remuneration.

3.       PRINCIPAL ACCOUNTING PRACTICES

a)                 Consolidation: include the Company’s financial statements and the financial statements of the directly and indirectly held subsidiaries where the Company has control. All intercompanies transactions were eliminated upon consolidation. The minority interest of the subsidiary is presented.

b)                Cash and Cash equivalents: include cash balance, bank accounts and highly liquid temporary cash investments with original maturities of less than 90 days (Note 4).

c)                 Marketable securities: includes public and private fixed income titles. Stated at cost, plus income earned and adjusted to market value, if lower, in case of permanent losses (Note 5). The market value is set forth at Note 17 ‘e’.

d)                Trade Accounts Receivable: stated net of provision for doubtful accounts, which was established based on the analysis of the risks and forecast for their realization, being considered sufficient by the Company management to cover possible losses on receivables (Note 6).

In 2003 the Company created a Credit Rights Investment Fund (Fundo de Investimento em Direitos Creditórios-FIDC), through which it trades part of its trade accounts receivable originated in the domestic market. According to the CVM — Comissão de Valores Mobiliários (Brazilian Securities Commission) Instruction n. 408/2004 the Company consolidated the FIDC in the financial statements until August 2006, when the operation was finished (Note 6).

e)                 Inventories: stated at average acquisition or formation costs, not exceeding market value or realizable value. Inventories of grain purchased under a “price to set basis” are stated at their market value on the closing date of the balance sheet, against a provision of the amount payable to the supplier. Grain purchased under a “price to set basis” that are used in the manufacturing process are valued on the date of utilization at their market value and any adjustments made after the utilization date are accounted for as income/expenses, against the trade accounts payable.  Provision for slow moving and provision for obsolescence are made when applicable. (Note 7)

f)                   Taxes and contributions on income: in Brazil these are the corporate income tax (IRPJ) and the social contribution on net income (CSLL), which are calculated based on taxable income in accordance with legislation and tax rates in effect. Results from subsidiaries abroad are subject to taxation in their respective countries, according to local tax rates and regulations (Note 9).

Deferred taxes represent the income tax loss carry forwards and negative social contribution (CSLL), as well as the temporary differences between tax and accounting bases. Deferred income tax and social contribution assets and liabilities were recorded in current or non-current assets and liabilities according to their probability of realization. When the probability of future utilization of these credits is remote, a valuation allowance is provided for these deferred taxes assets.

g)                Investments: the investments in subsidiaries are accounted for under the equity method, plus goodwill. The other investments are stated at acquisition cost and reduced to market value, when applicable (Note 10).

h)                Goodwill from acquisitions: the goodwill recorded represents the difference between the amount paid and the investment carrying amount at the acquisition date. The goodwill calculated on the acquisition of investments in subsidiaries was based on the expectation of future earnings and are amortized over a period of 5 years, when the recover of the investment is expected.  The goodwill created by assets appreciation is amortized according to their realization. Goodwill is classified under “Investments”, except goodwill relating to the acquisition of companies that have already been merged into the Company. In this case, it is classified as “Deferred” (Note 10 ‘b’).

i)                    Property, Plant and Equipment: stated at acquisition or construction cost, monetarily restated until December 31, 1995, and further adjusted by revaluation, based on evaluation reports issued by independent appraisers, less accumulated depreciation. According to the Deliberation n. 193/1996 issued by CVM, the Company has capitalized interest incurred in financing the construction of certain fixed assets. Depreciation is calculated using the straight-line method, based on weighted average rates and depletion based on utilization, and charged to production costs or directly to operating expenses as the case may be (Note 11).

Breeding stock is recorded as fixed assets and during the formation period, of approximately six months, are allocated the costs of labor, feed and medication.  After the formation period, the breeding stock are depreciate during the breeding cycle, based on the estimate number of offsprings, in a range of fifteen and thirty months.

j)                    Deferred charges: consist mainly of costs incurred during development, construction and implementation of projects that will benefit the Company in future years. Charges are amortized over the estimated period during which these projects are contributing to the Company’s income (Note 12).

k)                 Provisions for contingencies: a provision is recognized when, based on the opinion of its internal and external legal advisors and based on its management, it determines that losses on a judicial or administrative loco suit are probable, can be reasonably estimated and it is probable that an outflow of economic benefits will be required to settle the obligation (Note 15 ‘a’).

l)                    Derivative Financial Instruments: measured using the accrual method and unrealized gains/losses are recorded as loans (short or long-term, as the case may be) at each balance sheet (Notes 13 and 14). Unrealized and realized gains and losses on such financial instruments are recognized as financial income/expenses, and the market value of the derivatives is disclosed on Note 17 ‘e’.

m)              Revenue Recognition: the Company recognizes revenues when it delivers its products to the customer, the sales price is fixed and determinable, clear evidence of sale transactions exists and collectability is reasonably assured.

n)                Profit sharing of management and employees: the employees are entitled to profit sharing based on certain goals established annually, and the management based on the statutory dispositions and approval of the Board of Directors.  The amount is accrued in the period in which it the goal is attained (Note 21).

o)                Shipping and handling costs: costs incurred related to goods not yet sold are recognized as prepaid expenses and appropriated as selling expenses upon the actual delivery of the goods to the customer, and the revenue recognized on the results. The shipping and handling costs amounted to R$191,746 (R$127,809 as of March 31, 2006).

p)                Advertising and sales promotion costs: the advertising and sales promotion costs are recognized when incurred and amounted to R$15,296 (R$10,708 as of March 31, 2006).

q)                Research and development (R&D): consists mainly of internal research and development of new products recognized when incurred on financial statements. The total amount of R&D expenses was R$2,924  (R$1,794 as of March 31, 2006).

r)                   Earnings per share: calculated based on shares outstanding at the balance sheet date.

s)                 Translation of Foreign Currency: all assets and liabilities of foreign subsidiaries are translated to Reais based on the exchange rate used on the closing date of the balance sheets, and all income statements are based on the average monthly rates. The gains or losses resulting from this conversion are accounted for in financial income (Note 18).

The exchange rates in Reais on the closing date of the translated balance sheets were as follows:

	03.31.2007	03.31.2006	12.31.2006
US Dollar (US$)	2.0504	2.1724	2.1380
Euro (€)	2.7389	2.6327	2.8204
Pound (£)	4.0344	3.7728	4.1854

t)                   Use of estimates: in preparing the financial statements in accordance with accounting practices adopted in Brazil, the Company makes certain estimates and assumptions that affect the reported amounts of assets and liabilities shown in the balance sheet, and the reported amounts of revenues, costs and expenses for the periods presented. Although these estimates are based on management’s best available knowledge, actual results could differ from those estimates.

u)                Reclassifications: in order to improve its Financial Statements and better reflect the accounting classification of its operational assets, the Company  made the reclassification of the breeding stock in the amount of R$94,035 (R$93,487 as of December 31, 2006)

from inventories to fixed assets.  For comparison purposes, this reclassification was made retroactively for all periods presented.

4.       CASH AND CASH EQUIVALENTS

	Parent Company		Consolidated
	03.31.2007	12.31.2006	03.31.2007	12.31.2006
Local currency:
Cash and banks	262	67	25,430	118,670
Highly liquid investments	—	—	59,840	54,985
	262	67	85,270	173,655
Foreign currency (*):
Cash and banks	—	—	18,968	23,134
Highly liquid investments	—	—	163,131	139,776
	—	—	182,099	162,910
	262	67	267,369	336,565

(*)            Principally U.S. dollars.

The highly liquid investments refer to Certificates of Bank Deposits (“CDB”) and are remunerated at a rate between 100% and 101% of the Certificates of Interbank Deposits (“CDI”) fluctuation.

5.       MARKETABLE SECURITIES

	Parent Company		Consolidated
	03.31.2007	12.31.2006	03.31.2007	12.31.2006
Bank Deposit Certificates — CDB, denominated in Reais maturing up to 2007	506,263	491,327	644,412	782,963
Brazilian Treasury Notes:
- Prefixed and post fixed interest, denominated in Dollar, maturing up to 2009	—	—	77,918	81,013
- Prefixed interest, denominated in Euro, maturing in 2006	—	—	107	—
	506,263	491,327	722,437	863,976

Current	506,263	491,327	646,426	783,930
Non-current	—	—	76,011	80,046

Certificates of Bank Deposits (“CDB”) are remunerated at a rate between 100% and 101% of the Certificates of Interbank Deposits (“CDI”) fluctuation.

6.       TRADE ACCOUNTS RECEIVABLE - CONSOLIDATED

	03.31.2007	12.31.2006
Current
Trade accounts receivable	667,407	706,847
(-) Allowance for doubtful accounts	(4,906)	(5,263)
	662,501	701,584

Non-current
Trade accounts receivable	25,661	24,842
(-) Allowance for doubtful accounts	(13,868)	(13,415)
	11,793	11,427

The provision for doubtful accounts of domestic customers is calculated based on historical losses of receivable balances over the last years. For foreign customers the analysis is made on an individual customer basis. The Company uses selection and analyses procedures for credit limits and, in general, does not require collateral from its customers. In case of default, collection efforts are made, including direct contact with customers and the use of outside collection agencies. If these efforts are not successful, legal action is considered, the accounts are reclassified as non-current accounts receivable and allowance for doubtful accounts is recorded.

The changes on the allowance for doubtful accounts are as follows:

	03.31.2007	12.31.2006
Balance at beginning of period	18,678	15,117
Provision	1,269	6,314
Increase for acquisition — Batávia and Sino dos Alpes	415	1,077
Write-offs	(1,588)	(3,830)
Balance at end of period	18,774	18,678

7.       INVENTORIES — CONSOLIDATED

	03.31.2007	12.31.2006
Finished goods	248,824	231,368
Work-in-process	26,773	25,487
Raw materials	102,167	57,385
Supplies and packaging materials	112,118	102,641
Livestock	228,205	216,166
Advances to suppliers and imports in transit	17,459	10,120
	735,546	643,167

8.       RECOVERABLE TAXES

	Parent Company		Consolidated
	03.31.2007	12.31.2006	03.31.2007	12.31.2006
State ICMS (VAT)	—	—	67,839	72,150
Income tax	21,810	27,302	85,984	99,594
PIS/COFINS (Federal Taxes to Fund Social Programs)	—	—	14,475	3,411
IPI (Federal VAT)	—	—	6,499	6,741
Others	—	—	2,662	3,178
	21,810	27,302	177,459	185,074

Current	13,028	18,520	137,515	146,907
Non-current	8,782	8,782	39,944	38,167

ICMS — Tax on the Circulation of Goods and Services (State VAT): credits generated by the exports and by the property investments, the Company accumulates tax credits which are offset against tax debts generated by the sales in the domestic market or transferred to third parties.

Withholding Income Tax and Social Contribution: corresponds to withholding tax on investments and on interest over Company’s capital received by the parent company, besides the recognition of the effects of the Summer Plan (“Plano Verão”) (*), which are offset against federal taxes payable.

(*) The Company obtained a final favorable decision in its suit related to Summer Plan, related to the different rates utilized to price-level restate the balances during the months of January and February 1989.

9.       INCOME AND SOCIAL CONTRIBUTION TAXES

a)         Income and Social Contribution Taxes reconciliation:

	3 months ended
	Parent Company		Consolidated
	03.31.2007	03.31.2006	03.31.2007	03.31.2006
Income before taxes and profit-sharing	69,692	14,368	72,845	24,152
Nominal income and social contribution tax rate	34%	34%	34%	34%
Expense at nominal rates	(23,695)	(4,885)	(24,767)	(8,212)
Adjustment of taxes and contributions on:
Statutory profit-sharing	—	—	1,150	249
Interest on company’s capital	—	(4,314)	—	1,518
Equity in earnings of subsidiaries	18,766	5,129	(7,092)	(8,588)
Difference of tax rates on foreign earnings from subsidiaries abroad	—	—	22,777	(902)
Tax incentive	—	—	2,254	1,515
Other adjustments	(2)	(12)	1,262	1,500
Effective income tax	(4,931)	(4,082)	(4,416)	(12,920)

Current income taxes	(3,476)	(4,585)	(6,223)	(9,904)
Deferred income taxes	(1,455)	503	1,807	(3,016)

The consolidated operating results before the taxes of subsidiaries abroad are as follows:

	3 months ended
	03.31.2007	03.31.2006
Income (loss) taxable from foreign subsidiaries	77,529	(2,758)
Current income taxes from foreign subsidiaries	(840)	(905)
Deferred income taxes from foreign subsidiaries	(2,743)	940

b)         Deferred Income Tax and Social Contribution are as follows:

	Parent Company		Consolidated
	03.31.2007	12.31.2006	03.31.2007	12.31.2006
Tax loss carry-forwards (IRPJ)	5,564	6,662	48,702	55,556
Negative calculation bases (CSLL)	2,028	2,422	16,856	11,274
Temporary differences:
Provisions for contingencies	—	—	38,952	36,974
Earnings generated on the subsidiaries abroad	—	—	(26,638)	(23,895)
Taxes whose payments are suspended	—	—	11,725	9,737
Financial charges taxes	—	—	4,199	3,480
Other temporary differences	298	261	2,623	1,822
Batavia’s tax benefit effect not recorded	—	—	(25,803)	(26,139)
	7,890	9,345	70,616	68,809

Current assets	7,865	9,320	44,298	44,177
Non-current assets	25	25	53,836	49,476
Long-term liabilities	—	—	27,518	24,844

In Brazil, the tax return is subject to review by fiscal authorities for a five-year period from the return date. The Company could be subject to additional tax, fine and interest collection as a result of these receives. The Crossban Holdings GMBH and others subsidiaries abroad results are subject to local taxes according to tax rates and local rules.

The Company’s management expects that deferred tax credits, constituted on tax losses and negative basis of social contribution, should be realized up to 2007.

The subsidiary Batávia has fiscal losses, negative basis of social contribution and some temporary differences referred to non-deductible provisions.  Batávia registered provision to realization over correspondent fiscal benefit in the amount of R$25,803 (R$26,139 as of December 31, 2006) due to the losses registered until 2004.  The reversal of this provision will be when there are consecutive gains in future years.

Tax credits constituted on the provisions for contingencies will be realized as the lawsuits are settled and, consequently, there are no estimates for realization; thus, they are classified as long-term.

10.         INVESTMENTS

a)         Investments in subsidiaries — Parent Company

	Perdigão	PSA	PDF	Perdigão
	Agroindus-	Participa-	Participa-	Export	Total
	trial S.A.	ções Ltda	ções Ltda	Ltd.	03.31.2007	12.31.2006

Paid-in capital	780,000	—	1	21	—	—
Net income accumulated in the period	48,565	—	—	—	—	—
Net equity of the subsidiary	1,352,453	—	—	—	—	—
Shares owned by Perdigão S.A.	1,352,453	—	—	—	1,352,453	1,297,259
Investment before equity pick-up	1,297,259	—	—	—	1,297,259	1,199,541
Interest on shareholders’ equity	—	—	—	—	—	(32,703)
Equity pick-up	55,194	—	—	—	55,194	130,421
Subventions and tax incentives(*)	6,629	—	—	—	6,629	21,412
Equity method investment	48,565	—	—	—	48,565	109,009

(*)Tax incentives are recorded directly in the capital reserve account of the company to which they are granted; on the consolidated balance sheet, such incentives are classified as other operating income.

b)         Investments are as follows

	Parent Company		Consolidated
	03.31.2007	12.31.2006	03.31.2007	12.31.2006
Investments in subsidiaries	1,352,453	1,297,259	—	—
Advance for future capital increase	300,000	300,000	346	—
Goodwill on the acquisition of investments	—	—	26,503	18,793
Other investments	8	8	1,020	1,020
	1,652,461	1,597,267	27,869	19,813

11.                              PROPERTY, PLANT AND EQUIPMENT — CONSOLIDATED

	Annual deprec.	Costs value		Residual value
	rate (%)	03.31.2007	12.31.2006	03.31.2007	12.31.2006
Buildings and improvements	4	780,821	762,381	562,660	552,843
Machinery and equipment	10	1,020,484	983,554	559,764	535,615
Electric and hydraulic installations	10	93,299	84,943	57,622	51,979
Forests and reforestation	4	37,327	36,202	27,363	26,710
Other	12	44,277	45,167	22,164	21,977
Land	—	94,832	94,938	94,832	94,938
Breeding stock	—	114,499	93,487	94,035	93,487
Construction in progress	—	310,212	253,632	310,212	253,632
Advances to suppliers	—	26,740	32,648	26,740	32,648
		2,522,491	2,386,952	1,755,392	1,663,829

The Company capitalized interest of R$5,566 during the three months ended March 31, 2006 (R$1,494 as of March 31, 2006) related to construction in progress. The interest is capitalized until the transfer from construction in progress to operating fixed assets, when depreciation begins.

12.                              DEFERRED CHARGES — CONSOLIDATED

	Annual amortiz.	Costs value		Residual value
	rate (%)	03.31.2007	12.31.2006	03.31.2007	12.31.2006
Preoperating expenses	11	70,055	67,730	40,482	39,737
Software and method development	22	31,757	31,051	16,866	12,889
Reorganization expenses	21	47,787	50,412	34,738	37,184
Goodwill on business acquisition (*)	20	68,244	87,132	62,302	65,713
		217,843	236,325	154,388	155,523

(*) Refers to the goodwill from the acquisition of Batávia in 2006 (Note 1b) and refers to the goodwill from the acquisition of Incubatório Paraíso Ltda. and Frigorífico Batávia, incorporated companies (Note 1c), with fully amortization in 2011, 2010 and 2006, respectively, based on future profitability of the acquired Companies.

13. SHORT-TERM DEBT - CONSOLIDATED

Funding Line	Annual charges (%)	03.31.2007	12.31.2006
Local currency:
Production	8.75%	141,819	136,989
Working Capital	CDI + 2.06%	28,981	13,139
		170,800	150,128

Foreign currency:
Working Capital	Libor + 1.50%	4,641	—
Net swap balance	%CDI vs exchange variation (US$ and other currencies)	12,350	10,238
Advance on export contracts (ACC and ACE)	5.40% + exchange variation (US$)	202,448	246,707
		219,439	256,945
Sub-total		390,239	407,073
Current portion of long term debt		230,629	139,906
Total short-term debt		620,868	546,979

The production operations are funded with a maximum maturity of 360 days and have no guarantees, except Company aval.

The advances on export contracts (“ACC’s”) are liabilities with Brazilian banks, with up to 360 days maturity dates, payable through the exports of products. After the Company delivers the export documents to the funding banks, these liabilities are denominated ACE’s and are finally written off only when full payment has been made by the customer abroad.

14.         LONG-TERM DEBT — CONSOLIDATED

a) Financing:

Funding Line	Annual charges (%)	03.31.2007	12.31.2006
Local currency:
Working capital	2.93% (3.51% on 12.31.2006)	131,157	134,172
Working capital	50% of IGP-m + 4.00%	18,445	18,164
Property, plant and equipment	2.30% (2.36% on 12.31.2006) + TJLP	180,703	173,886
Debentures	6.00% + TJLP	26,477	26,445
		356,782	352,667
Foreign currency (mainly U.S. dollars):
Working capital	6.82% (6.86% on 12.31.2006)+exchange variation (US$ and other currencies)	405,934	418,352
Export prepayment	6.83% (6.87% on 12.31.2006) + exchange variation (US$)	602,530	628,495
Property, plant and equipment	9.24% (8.91% on 12.31.2006)+exchange variation (US$ and other currencies)	32,075	27,465
		1,040,539	1,074,312
Total		1,397,321	1,426,979)
Current portion of long-term debt		(230,629)	(139,906)
Long-term debt		1,166,692	1,287,073

b) Maturity schedule:

2008	370,317
2009	212,862
2010	359,612
2011	70,989
2012 to 2043	152,912
1,166,692

c) Debentures:

The Company issued 81,950 simple debentures, fully paid-up between June 30, 1998 and November 21, 2000, to the National Bank for Economic and Social Development (BNDES) at the nominal unit value of R$1, with a redemption term from June 15, 2001 to June 15, 2010; as of March 31, 2007, 61,903 debentures had matured.

d)   Guarantees:

	03.31.2007	12.31.2006
Total Debt	1,787,560	1,834,052
Mortgages guarantees:	264,147	254,709
BNDES — related to property, plant and equipment	205,878	192,365
FINEP — related to working capital	53,190	57,040
Banco do Brasil — related to working capital	5,079	5,304
Collateral of real state guarantees:	4,217	6,208
Tetra Pak — related to property, plant and equipment	3,725	4,236
Banco Safra — related to working capital	—	1,018
HP Financial — related to working capital	355	419
Others — related to working capital	137	535

e)   Covenants:

The Company has some export prepayment loans agreements in foreign currency that have financial covenants that are usually required, and if they are not in compliance, the maturity dates of these loans can be antecipated.  On March 31, 2007, the Company was in compliance with all such covenants.

Financial Institution	Restrictive covenants	Principal amount
ABN AMRO Real S.A.	Net debt to shareholders’ equity ratio less than 1.5 and EBITDA ratio less than 3.5	102,520

Itaú S.A.	Net debt to shareholders’ equity ratio less than 1.5 and EBITDA ratio less than 3.0	102,520
		205,040

15.   COMMITMENTS AND CONTINGENCIES—CONSOLIDATED

a)   Provision for passive contingencies

The Company and its subsidiaries are involved in certain legal proceedings arising from the normal course of business, which include civil, administrative, tax, social insurance and labor lawsuits.

The Company classifies the risk of adverse sentences in the legal suits as “remote”, “possible” or “probable”. The provision constituted by the Company in its financial statements relating to such proceedings fairly reflects the probable estimated losses as decided by the Management, based on the analysis of its legal counsel.

The Company is involved in some judicial procedures which values, in case of losses, are not known nor are they fairly estimated, especially in the civil area.

Provisions for contingencies were constituted as follows:

	Balances on 12.31.2006	Sino dos Alpes (*)	Additions	Reversals	Payments	Price-level restatement	Balances on 03.31.2007
Tax (i)	94,962	1,514	3,902	-	(918)	1,632	101,092
Labor (ii)	27,547	3,132	4,152	(537)	(707)	790	34,377
Civil, commercial and other (iii)	4,627	458	384	(372)	—	49	5,146
(-) Judicial deposits	(8,236)	—	(773)	—	—	—	(9,009)
	118,900	5,104	7,665	(909)	(1,625)	2,471	131,606

(*)            Balances from the acquisition of Sino dos Alpes Alimentos Ltda on March 30, 2007.

(i)                Of the total tax contingencies provisioned on March 31, 2007, R$32,988 (R$32,540 as of December 31, 2006) were related to actions regarding the IRPJ and CSSL taxes, full deductibility of tax losses; these matters were the object of judicial dispute but until that date were not recognized in the highest court of the judicial realm.

The Company is challenging also the increase in rates and calculation base of the PIS and COFINS taxes and established a provision of R$17,793 (R$17,560 as of December 31, 2006).

The Company has a provision for a contingency in the amount of R$19,648 (R$18,524 as of December 31, 2006) regarding a judicial action for nonpayment of the CPMF charge on the income from exports.

The other tributary contingencies refer to the judicial claims against the following tax payments: ICMS—Imposto sobre Circulação de Mercadorias e Serviços (a value-added tax on sales and services), SEBRAE—Serviço Brasileiro de Apoio às Micro e Pequenas Empresas and Funrural, in a total amount of R$30,663 (R$26,338 as of December 31, 2006).

(ii)             The Company and its subsidiaries have 1,801 individual labor claims in progress totaling R$483,886 (1,609 individual claims totaling R$404,260 as of December 31, 2006), mainly related to overtime, salary inflation adjustments demanded for the periods prior to the institution of the Real (R$), and lawsuits relating to occupational diseases or work-related accidents resulting from working in the Company’s plants. The Company set up a provision based on past history of payments and on the opinion of the Company’s Management and legal counsel to cover probable losses.

(iii)          Civil contingencies are mainly related to lawsuits referring to traffic accidents, property damage, physical casualties and others. There are 818 cases totaling R$108,301 (782 cases totaling R$104,162 as of December 31, 2006) for which the provision for losses, when applicable, is based on the opinion of the Company’s Management and legal counsel.

The Company is discussing the claim about not payment of PIS and Cofins on the payment of interest on shareholders’ equity regarding the years from 2002 to 2006 for the PIS and the year from 2004 to 2006 for Cofins in the amount of R$24,131 (R$23,494 as of December 31, 2006).  Based on analysis of the Management and supported by its legal counsel, the loss is classified as possible and no provision is maintained.

The Company is involved in other tax and social security contingences in the amount of R$62,975 (R$62,714 as of December 31, 2006) which, based on analysis of the Management and supported by its legal counsel.

b)   Contingent Assets

The Company has started legal actions to claim the recovery of various taxes deemed unconstitutional by Management and legal counsel. The most relevant claim refers to IPI tax credits. The Company will recognize these assets only when a final sentence has been rendered.

c)   Contractual Purchase Commitments

In the ordinary course of business, the Company enters into certain purchase agreements with third parties for acquisition of raw materials, mainly corn, soybeans and hogs. As of March 31, 2007, such firm commitments amounted to R$39,881 (R$82,458 as of December 31, 2006).

d)   Rents and Leases

The Company enters into various lease agreements, all of which are considered operational leases. Expenses with rents and leases in 2007 totaled R$8,516 (R$6,583 as of March 31, 2006) and future commitments can be summarized as follows:

2007	14,231
2008	9,078
2009	7,229
2010	5,419
2011 and thereafter	13,006
48,963

16.   SHAREHOLDERS’ EQUITY

a)   Capital Stock

At the Annual Ordinary and Extraordinary Shareholders’ Meeting held on March 8, 2006 the conversion of all of the Company’s outstanding preferred shares into common shares was approved. This Shareholders’ Meeting also approved the three-for-one split shares, granting two additional new shares for each existing share.

On October 27, 2006, the Company, together with the joint bookrunners, started the public distribution of 32,000,000 (thirty-two million) common shares, no par value, issued by the Company, corresponding to 23.96525% of the current capital stock of the Company, including common shares in the form of American Depositary Shares (ADS’s), evidenced by American Depositary Receipts (ADR’s), at the price of R$ 25.00 (twenty five reais) per common share, totaling R$ 800,000.  In November 1, 2006, the Company received the funds related to this offering.

On March 31, 2007 the capital was represented by 165,957,152 common shares, registered and without par value. On March 31, 2007, foreign investors held 54,072,895 shares (49,988,228 as of December 31, 2006) of which 4,099,778 shares (3,647,170 as of December 31, 2006) were represented by 2,049,889 (1,823,585 as of December 31, 2006) American Depositary Receipts - ADRs.

The Company has 430,485 treasury shares, acquired in previous fiscal years with funds from income reserves, at an average cost of one Real and eighty-nine cents (R$1.89) per share, for future sale or cancellation.

The Company is authorized to increase the share capital, without amendment to the bylaws, up to the limit of 180,000,000 common shares, registered and without par value.

b)   Reconciliation of Shareholders’ Equity and operating results for the period (Parent Company and Consolidated)

	Shareholders’ equity		Net income
	03.31.2007	12.31.2006	03.31.2007	03.31.2006
Parent Company (Perdigão S.A.)	2,169,273	2,104,512	64,761	10,286
Unrealized gains in subsidiaries	(1,664)	360	(2,024)	112
Consolidated Perdigão S.A.	2,167,609	2,104,872	62,737	10,398

c)   Statements of changes in Shareholders’ Equity—Consolidated

	Capital	Profit Reserve	Treasury Shares	Retained Earnings	Total
Balance as of December 31, 2006	1,600,000	505,687	(815)	—	2,104,872
Net income for the period	—	—	—	62,737	62,737
Balance as of March 31, 2007	1,600,000	505,687	(815)	62,737	2,167,609

17.   FINANCIAL INSTRUMENTS AND RISK MANAGEMENT—CONSOLIDATED

a)   Overview

In the ordinary course of business, the Company is exposed to market risks related to fluctuations in interest rates, foreign exchange and commodities prices. The Company has established policies and procedures to manage such exposure and may enter into derivative instruments to mitigate these risks impacts. Such procedures include the monitoring of the Company’s levels of exposure to each market risk, including an analysis based on net equity exposure and a forecast of future cash flows.

b)   Interest rate risk management

Interest rate risk is the risk whereby the Company may incur economic losses due to adverse changes in interest rates. This exposure to interest rates risk relates mainly to changes in the market interest rates affecting the Company’s assets and liabilities indexed by the LIBOR,

TJLP (BNDES - Long-Term Interest Rates) or by the CDI (Interbank Deposit Certificates interest rates).

The Company is exposed also to interest rates risk, mainly in the swap contracts that are indexed by the CDI, exchange coupon and several currencies.

c)   Exchange rate risk management

Exchange rate risk is the risk that changes in foreign currency exchange rates may cause the Company to incur losses, leading to a reduction in assets or an increase in liabilities amounts. The Company’s primary exposures to foreign currency exchange variations are those of the US dollar, Euro and Pound Sterling against the Real. The Company aims to hedge its exposure to foreign currencies through balancing its non-Reais denominated assets against its non-Reais denominated liabilities and using derivative instruments.

Assets and liabilities denominated in foreign currency are as follows:

	03.31.2007	12.31.2006
Cash, cash equivalents and highly liquid investments (short/long-term)	260,017	243,923
Swap agreements (notional amounts), net	348,973	318,886
Short and long-term debt	(1,247,628)	(1,321,019)
Other operating assets and liabilities, net	408,825	520,077
	(229,813)	(238,133)

	03.31.2007
Instrument	Receivable	Payable	Reference Value	Unrealized Gain/(loss)
Swap	US$	R$	335,154	(11,902)
Swap	US$	Euro	13,819	(97)
			348,973	(11,999)

	12.31.2006
Instrument	Receivable	Payable	Reference Value	Unrealized Gain/(loss)
Swap	US$	R$	310,352	(10,300)
Swap	US$	Euro	8,534	62
			318,886	(10,238)

In the first quarter of 2007, the losses on derivatives recognized as interest expenses amounted to R$17,231 (R$10,963 in March 31, 2006).

d)   Commodities risk management

In the normal course of its operations, the Company buys some commodities, mainly corn, soy meal and live hogs - the largest individual component of the Company’s cost.

The price of corn and soy meal are subject to volatility resulting from weather conditions, crop yield, transportation and storage costs, governmental agricultural policies, currency exchange rates, and the behavior of the prices of these commodities in the international market, among other factors. The price of hogs purchased from producers is subject to market conditions and are affected by internal offer and levels of demand in the international market, among other aspects.

To reduce the impact of an increase in the price of these raw materials, the Company seeks to protect itself in various ways, including through the eventual use of derivative instruments, but it does this mainly by monitoring its inventory levels. The Company has agreements for the purchase of grains on a “price to set basis”.

As of March 31, 2007 there were no commodities derivatives outstanding and during the period ended on March 31, 2007, the Company has not entered any derivative agreements involving commodities.

e)         Fair value of financial instruments - Consolidated

The following estimated fair value amounts have been determined using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data and to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange.

	Book Value	Market Value
Cash and cash equivalents	267,369	267,369
Short/long-term investments	722,437	725,701
Trade accounts receivable	662,501	662,501
Loans and financing	(1,775,210)	(1,762,913)
Trade accounts payable	(443,464)	(443,464)
Unrealized losses/gains on derivatives	(12,350)	(11,999)
	(578,717)	(562,805)

18.         FINANCIAL INCOME (EXPENSES) NET — CONSOLIDATED

	3 months ended
	03.31.2007	03.31.2006
Expenses:
Interest expense	(48,991)	(24,278)
Exchange variation	27,696	44,052
Financial transactions tax (CPMF)	(7,417)	(5,810)
Other expenses	(383)	(198)
	(29,095)	13,766
Income:
Interest Income	30,488	16,981
Exchange variation	(3,004)	(9,993)
Losses from translation effects of investments abroad	(20,860)	(25,259)
Other income (expense)	1,590	205
	8,214	(18,066)
Net financial expense	(20,881)	(4,300)

19.         TRANSACTIONS WITH SUBSIDIARIES — PARENT COMPANY

The main transactions between the Company and subsidiaries that were eliminated from the consolidated financial statements are represented by loans between the Parent Company, Perdigão S.A., and its subsidiary Perdigão Agroindustrial S.A. and have been made at usual market conditions and terms as follows: Loans receivable of R$20,762 (payable of R$1,542 as of December 31, 2006); Income in the period of R$560 (R$415 as of March 31, 2006); Expenses during the period of R$130 (R$578 as of March 31, 2006).

20.     INSURANCE COVERAGE — CONSOLIDATED

The Company’s principal insurance coverage in effect relates to the following:

Subject	Type of risk	Coverage amount
Property, plant and equipment and inventories	Fire, windstorm, lightning breakage of machines, deterioration of refrigerated products, loss of profit and other risks	1,789,190

Domestic transportation	Road risk and carrier’s civil liabilities	Amounts calculated based on the registered cargo

Civil liability	Directors and executive officers, third-party claims	66,988

Credit risk	Default payments	21,911

21.         MANAGEMENT AND EMPLOYEE PROFIT SHARING

The subsidiaries Perdigão Agroindustrial, Perdigão Agroindustrial Mato Grosso and Batávia entered a Collective Agreement with the unions of the main categories for profit sharing for all its employees, observing performance indicators previously negotiated.

Management profit sharing complies with the provisions of the bylaws and approval of the board of directors.

22.         SUPPLEMENTAL RETIREMENT PLAN

The Perdigão — Sociedade de Previdência Privada, founded in April 1997 and sponsored by the Perdigão companies, has the purpose to provide supplemental retirement benefits for the employees of the Perdigão companies.

The plan is, substantially, a defined contribution type during the reserves accumulation period, therefore the actuarial method used for determination of benefit level is the financial capitalization of the contributions.

The contributions, on average, are divided on the basis of 2/3 for the sponsor and 1/3 for the participants, and the actuarial calculations are made by independent actuaries in accordance with the regulations in force.

An independent actuary reviews the plan annually, and the last review occurred in December 2006.

	03.31.2007	12.31.2006
Participants	18,403	18,926
Equity	113,886	109,866
Sponsor’s contributions:	1,348	5,672
Basic contribution	1,236	5,189
Past services	112	483
Commitment undertaken at the beginning of the plan, arising from past services on behalf of beneficiaries hired by the sponsor before the beginning of the plan	4,398	4,677
Plan assets (consisted of fixed income funds and securities, variable income funds and shares)	113,871	108,154

Although the PSPP is a defined contribution plan, it has a quota of defined benefit, which actuarial obligations refers to the vitality income of their participants.  In accordance with the AT-83 of the biometric table of general mortality, the current amount of the actuarial obligation for the defined benefit quota is R$4,565.

The amount of the sponsor’s contributions that are not used for benefits payment, in case of voluntary dismissal of the participant, will constitute a fund that can be used to set off the future contributions of the sponsors.  The asset presented in the fund balance amounted R$2,376 and was booked for in “other assets”.

23. CASH FLOW STATEMENTS

	Parent Company		Consolidated
	03.31.2007	03.31.2006	03.31.2007	03.31.2006
CASH FLOW FROM OPERATIONS:
Net income for the period	64,761	10,286	62,737	10,398
Adjustments to reconcile net income to net cash provided by operating activities:
Minority interest participation	—	—	1,698	—
Depreciation, amortization and depletion	—	—	67,094	55,198
Amortization of goodwill	—	—	4,179	2,220
Equity pick-up	(55,194)	(15,087)	—	—
Gain (loss) on dispositions of permanent assets	—	—	1,025	731
Deferred income tax	1,455	(503)	(1,807)	3,104
Provision/reversal for contingences	—	—	6,756	(19,025)
Other provisions	—	—	(393)	8,293
Accrued interest and exchange variations	(14,936)	(71)	(49,895)	(41,459)
Changes in operating assets and liabilities:
Trade accounts receivable	—	—	42,838	131,306
Inventories	—	—	(90,960)	(65,371)
Trade accounts payable	(2,096)	137	(18,291)	5,036
Contingencies	—	(408)	(1,625)	(160)
Payroll and related charges	27,982	(3,384)	(9,017)	(62,950)
Net cash provided by (used in) operating activities	21,972	(9,030)	14,339	27,321

CASH FLOW INVESTING ACTIVITIES
Investments in marketable securities	—	(14,500)	(107)	(46,022)
Proceeds from sales and maturities of marketable securities	—	—	160,341	5,231
Additions to property, plant and equipment	—	—	(147,821)	(119,923)
Disposal of fixed assets	—	—	585	1,303
Businesses acquisition, net of cash acquired	—	—	(69)	—
Additions to deferred charges	—	—	(5,052)	(3,023)
Dividends and interest on shareholders’ equity received	13,399	85,367	—	—
Other investments	—	—	(346)	(5)
Net cash provided by (used in) investing activities	13,399	70,867	7,531	(162,439)

CASH FLOWS FROM FINANCING ACTIVITIES
Debt issuances	—	—	267,049	336,582
Repayment of debt (principal and interest)	—	—	(320,060)	(307,400)
Interest on shareholders’ equity paid	(35,176)	(61,789)	(38,055)	(61,789)
Net cash provided by (used in) financing activities	(35,176)	(61,789)	(91,066)	(32,607)

Net increase (decrease) in cash and cash equivalents	195	48	(69,196)	(167,725)
At the beginning of the period	67	28	336,565	778,594
At the end of the period	262	76	267,369	610,869

24.                            STATEMENT OF CONSOLIDATED VALUE ADDED

	03.31.2007	03.31.2006
Revenues	1,713,885	1,190,883
Raw materials acquired from third parties	(1,101,473)	(757,055)
Gross value added	612,412	433,828
Retentions (depreciation, amortization and depletion)	(71,273)	(57,419)
Net value added	541,139	376,409
Received from third parties	8,094	(17,657)
Financial income	8,214	(18,066)
Other operating income (expenses)	(120)	409

Added value to be distributed	549,233	358,752

Distribution of added value:
Government	244,809	183,695
Employees	209,471	177,654
Third parties capital remuneration (interest and rent)	30,518	(12,995)
Shareholders’ remuneration (dividends and interest on shareholders’ equity)	—	4,465
Minority shareholders	1,698	—
Retained profit	62,737	5,933

Total value added distributed	549,233	358,752

25.                            SUBSEQUENT EVENT

At the Extraordinary Shareholders’ Meeting held on April 30, 2007 the shareholders approved the merger of the wholly-owned subsidiary PRGA Participações Ltda. into Perdigão Agroindustrial S.A. and the capital increase on Crossban Holding GMBH by Perdigão Agroindustrial S.A. with its investments on wholly-owned subsidiaries Perdigão UK Ltd. and Perdigão Holland B.V.  The purpose of these transactions is the simplification of the corporate structure of Perdigão S.A. and its subsidiaries.

x.x.x.x.x.x.x.x.x.x

05.01 - COMMENT ON THE COMPANY’S PERFORMANCE DURING THE QUARTER

See chart 08.01 for comments.

06.01- BALANCE SHEET — ASSETS — CONSOLIDATED (in thousands of Brazilian Reais)

1 - CODE	2 - DESCRIPTION	3 - 03/31/2007	4 - 12/31/2006
1	Total Assets	4,769,288	4,829,416
1.01	Current Assets	2,591,215	2,751,546
1.01.01	Cash, Banks and Investments	913,795	1,120,495
1.01.01.01	Cash and Cash Equivalents	267,369	336,565
1.01.01.02	Short term Investments	646,426	783,930
1.01.02	Credits	662,501	701,584
1.01.02.01	Trade Accounts Receivable	662,501	701,584
1.01.02.02	Other credits	0	0
1.01.03	Inventories	735,546	643,167
1.01.04	Others	279,373	286,300
1.01.04.01	Recoverable Taxes	137,515	146,907
1.01.04.02	Deferred Taxes	44,298	44,177
1.01.04.03	Notes Receivable	21,158	21,253
1.01.04.04	Others	46,768	45,964
1.01.04.05	Prepaid Expenses	29,634	27,999
1.02	Noncurrent Assets	2,178,073	2,077,870
1.02.01	Noncurrent assets	240,424	238,705
1.02.01.01	Credits	11,793	11,427
1.02.01.01.01	Trade Accounts Receivable	11,793	11,427
1.02.01.02	Credits with Associates	0	0
1.02.01.02.01	With Affiliates	0	0
1.02.01.02.02	With Subsidiaries	0	0
1.02.01.02.03	With Other Associates	0	0
1.02.01.03	Others	228,631	227,278
1.02.01.03.01	Long-term Cash Investments	76,011	80,046
1.02.01.03.02	Taxes Receivable	39,944	38,167
1.02.01.03.03	Deferred Taxes	53,836	49,476
1.02.01.03.04	Notes Receivable	43,151	44,287
1.02.01.03.05	Legal Deposits	13,393	13,005
1.02.01.03.06	Others	2,296	2,297
1.02.02	Permanent Assets	1,937,649	1,839,165
1.02.02.01	Investments	27,869	19,813
1.02.02.01.01	Equity in Affiliates	0	0
1.02.02.01.02	Equity in Affiliates — Goodwill	26,503	18,793
1.02.02.01.03	Equity in Subsidiaries	346	0
1.02.02.01.04	Equity in Subsidiaries — Goodwill	0	0
1.02.02.01.05	Other Investments	1,020	1,020
1.02.02.02	Fixed Assets	1,755,392	1,663,829
1.02.02.03	Intangible	0	0
1.02.02.04	Deferred Charges	154,388	155,523

06.02- BALANCE SHEET — LIABILITIES — CONSOLIDATED (in thousands of Brazilian Reais)

1 - CODE	2 - DESCRIPTION	3 - 03/31/2007	4 - 12/31/2006
2	Total Liabilities	4,769,288	4,829,416
2.01	Current Liabilities	1,230,422	1,251,553
2.01.01	Short term Debt	620,868	546,979
2.01.02	Debentures	0	0
2.01.03	Suppliers	443,464	486,562
2.01.04	Taxes and Contribution	42,424	47,298
2.01.04.01	Tax Obligations	20,139	25,016
2.01.04.02	Social Contributions	22,285	22,282
2.01.05	Dividends Payable	47	4,212
2.01.06	Provisions	77,139	71,108
2.01.06.01	Provisions for vacations & 13th salaries	77,139	71,108
2.01.07	Debts with Associates	0	0
2.01.08	Others	46,480	95,394
2.01.08.01	Payroll	22,090	22,035
2.01.08.02	Interest Over Company Capital	314	31,779
2.01.08.03	Management/Employees’ Profit Sharing	5,215	14,491
2.01.08.04	Other Obligations	18,861	27,089
2.02	Noncurrent Liabilities	1,330,550	1,433,981
2.02.01	Noncurrent Liabilities	1,330,550	1,433,981
2.02.01.01	Long term Debt	1,166,692	1,287,073
2.02.01.02	Debentures	0	0
2.02.01.03	Provisions	131,606	118,900
2.02.01.03.01	Provisions for contingencies	131,606	118,900
2.02.01.04	Debts with Associates	0	0
2.02.01.05	Advance for future capital increase	0	0
2.02.01.06	Others	32,252	28,008
2.02.01.06.01	Taxes and Social Obligations	3,783	2,290
2.02.01.06.02	Deferred Taxes	27,518	24,844
2.02.01.06.03	Other liabilities	951	874
2.02.02	Deferred income	0	0
2.03	Minority Interest	40,707	39,010
2.04	Shareholders’ equity	2,167,609	2,104,872
2.04.01	Paid-in Capital	1,600,000	1,600,000
2.04.02	Capital Reserves	0	0
2.04.03	Revaluation Reserve	0	0
2.04.03.01	Owned Assets	0	0
2.04.03.02	Subsidiaries/ Affiliates	0	0
2.04.04	Profit Reserves	502,848	504,872
2.04.04.01	Legal	46,060	46,060
2.04.04.02	Statutory	0	0
2.04.04.03	For Contigencies	0	0

1 - CODE	2 - DESCRIPTION	3 - 03/31/2007	4 - 12/31/2006
2.04.04.04	Profits Realizable	0	0
2.04.04.05	Retained Earnings	0	0
2.04.04.06	Special for Non-distributed Dividends	0	0
2.04.04.07	Other profit Reserves	456,788	458,812
2.04.04.07.01	Expansion Reserves	364,133	364,133
2.04.04.07.02	Increase Capital Reserves	95,134	95,134
2.04.04.07.03	Treasury Shares	(815)	(815)
2.04.04.07.04	Unrealized Profit	(1,664)	360
2.04.05	Accumulated Earnings/ Losses	64,761	0
2.04.06	Advance for future capital increase	0	0

07.01 - STATEMENT OF INCOME — CONSOLIDATED (in thousands of Brazilian Reais)

1 - CODE	2 - DESCRIPTION	3 — 01/01/2007 to 03/31/2007	4 — 01/01/2007 to 03/31/2007	5 — 01/01/2006 to 03/31/2006	6 — 01/01/2006 to 03/31/2006
3.01	Gross Sales	1,784,697	1,784,697	1,229,079	1,229,079
3.01.01	Domestic Market	1,032,298	1,032,298	720,829	720,829
3.01.02	Exports	752,399	752,399	508,250	508,250
3.02	Sales Deductions	(261,571)	(261,571)	(173,616)	(173,616)
3.03	Net Sales	1,523,126	1,523,126	1,055,463	1,055,463
3.04	Cost of Sales	(1,112,041)	(1,112,041)	(806,026)	(806,026)
3.05	Gross Profit	411,085	411,085	249,437	249,437
3.06	Operating Income/Expenses	(334,893)	(334,893)	(223,097)	(223,097)
3.06.01	Selling Expenses	(296,122)	(296,122)	(205,034)	(205,034)
3.06.02	General and Administrative	(20,289)	(20,289)	(18,132)	(18,132)
3.06.02.01	Administrative	(17,571)	(17,571)	(15,975)	(15,975)
3.06.02.02	Management Fees	(2,718)	(2,718)	(2,157)	(2,157)
3.06.03	Financial	(20,881)	(20,881)	(4,300)	(4,300)
3.06.03.01	Financial Income	8,214	8,214	(18,066)	(18,066)
3.06.03.02	Financial Expenses	(29,095)	(29,095)	13,766	13,766
3.06.04	Other Operating Income	6,700	6,700	6,588	6,588
3.06.05	Other Operating Expenses	(4,301)	(4,301)	(2,219)	(2,219)
3.06.06	Equity Pick-up	0	0	0	0
3.07	Operating Income	76,192	76,192	26,340	26,340
3.08	Non-operating Income	(3,347)	(3,347)	(2,188)	(2,188)
3.08.01	Income	898	898	1,488	1,488
3.08.02	Expenses	(4,245)	(4,245)	(3,676)	(3,676)
3.09	Income Before Tax And Profit Sharing	72,845	72,845	24,152	24,152
3.10	Current Income Tax and Social Contribution	(6,223)	(6,223)	(9,904)	(9,904)
3.11	Deferred Income Tax and Social Contribution	1,807	1,807	(3,016)	(3,016)

1 - CODE	2 - DESCRIPTION	3 — 01/01/2007 to 03/31/2007	4 — 01/01/2007 to 03/31/2007	5 — 01/01/2006 to 03/31/2006	6 — 01/01/2006 to 03/31/2006
3.12	Statutory Participations / Contributions	(3,994)	(3,994)	(834)	(834)
3.12.01	Profit Sharing	(3,994)	(3,994)	(834)	(834)
3.12.01.01	Employees’ Profit Sharing	(3,162)	(3,162)	(694)	(694)
3.12.01.02	Management Profit Sharing	(832)	(832)	(140)	(140)
3.12.02	Contribution	0	0	0	0
3.13	Reversion of Interest Over Company Capital	0	0	0	0
3.14	Minority Interest	(1,698)	(1,698)	0	0
3.15	Net Income In Fiscal Year	62,737	62,737	10,398	10,398
	NUMBER OF SHARES, EX-TREASURY (Units)	165,526,667	165,526,667	133,526,667	133,526,667
	EARNINGS PER SHARE	0.37901	0.37901	0.07787	0.07787
	LOSS PER SHARE

08.01—COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Dear Shareholders,

In line with our forecasts, the first quarter reported favorable results, both the domestic and overseas markets showing an excellent recovery in relation to the same period in 2006.

Gross sales reached R$ 1.8 billion, 45.2% more in the quarter, reflecting the 48% improvement in exports as well as the domestic market the latter reflecting the incorporation of the dairy-processed business and the improvement in sales mix.

The significant expansion in Perdigão’s operating margins was achieved thanks to sales efficiency and the drive to reduce costs and expenses based on the implementation of the matricial budget together with effective steps taken for creating value through the measurement of the MVP — More Value Perdigão.

We are in the process of implementing a seamless succession procedure in the Company according to the principles of good corporate governance. This plan was conceived over a long period and designed to prepare the Company and its professionals for the current transition. The process has already begun with the appointment of the current Chief Executive Officer to the post of Chairman of the Board of Directors, these two functions to be accumulated for a one-year term until the election of the new appointee to the CEO position. The process also involves a broad-based restructuring of the Company’s management, replacing the management by areas system with a Business Unit model.

During the first half of 2007, management has been focusing on the alignment and definition  with respect to the construction of new dairy-processed and beef product units in Brazil as well as negotiations for the acquisition of a processing unit overseas. This will permit the appropriate use of the funds raised in last year’s primary offering and reflects the Company’s plans to expand operations globally, diversifying the business platforms and thus diluting risks and permitting the achievement of the growth targets  for the next few years.

(The variations mentioned in this report are comparisons between the 1st quarter 2007 and the 1st quarter 2006.)

OPERATING AND FINANCIAL INDICATORS - 1st Quarter 2007

•                     Gross sales of R$ 1.8 billion, a 45.2% increase;

•                     Growth of 44.6% in total sales volume from the meats, dairy and other processed products’ businesses;

•                     Domestic sales 43.2% higher, with volumes 4.4% up for meats, 29.2% higher in other processed products and the incorporation of the dairy-processed products’ activities;

•                     Exports reported an increase of 48% in revenue and 38.8% in volumes, indicating the recovery in leading markets, despite the appreciation of the Real against the US dollar;

•                     Higher added value products rose 51.8% by volume and 45.7% in sales revenue;

•                     Gross profit improved by 64.8% to reach R$ 411.1 million;

•                     EBITDA amounted to R$ 168.3 million, an increase of 91.2% in the quarter;

•                     Net income recorded R$ 62.7 million, a growth of more than 500%;

•                     Perdigão’s shares posted an average financial trading volume of US$ 9.4 million/day — 22% higher.

Highlights - R$ million	1Q07	% Net Sales	1Q06	% Net Sales	% Ch.
Gross Sales	1,784.7	117.2	1,229.1	116.4	45.2
Domestic Market	1,032.3	67.8	720.8	68.3	43.2
Exports	752.4	49.4	508.3	48.2	48.0
Net Sales	1,523.1	100.0	1,055.5	100.0	44.3
Gross Profit	411.1	27.0	249.4	23.6	64.8
EBIT	94.7	6.2	26.3	2.5	260.4
Net Income	62.7	4.1	10.4	1.0	503.4
EBITDA	168.3	11.1	88.1	8.3	91.2
EPS*	0.38		0.08		386.7

Consolidated earnings per share (in R$), excluding treasury stock. The shares’ number of the first quarter of 2006 used in this calculation was adjusted to reflect the stock split of April 2006.

SECTORAL PERFORMANCE

The continuing decline in interest rates, low inflation and growing personal incomes have been driving domestic market performance. Brazilian exports of chicken and pork meats in the first quarter 2007 reported a good recovery in relation to the same period in 2006.

Exports

Brazilian chicken exports have been registering a good performance since the last quarter in 2006. In the first quarter of 2007, the country exported 745,000 tons, a year on year increase of 16.8%.

Exports of pork meat continued to post a strong recovery accumulating a further quarter’s good performance. Volumes exported in the first quarter of 2007 (118,600 tons) were 19.2% higher than the same period in 2006.

Domestic consumption

Real incomes and nominal salaries in Brazil in the first quarter of 2007, were respectively 6.4% and 8.9% higher than the first quarter 2006. This data substantiates the potential scenario for increased domestic food consumption going forward. A stronger Real and subdued inflation has served to enhance this virtuous circle of more vigorous demand.

According to the AC Nielsen survey, growth in the principal product categories was: 11.2% for specialty meats, 11%, frozen meats, 16.7%, frozen pastas, 12.3%, frozen pizzas and a 5.4% increase in the consumption of refrigerated dairy-processed products.

Raw Materials

International Scenario

Price volatility continued to prevail in the international grain markets due to uncertainty surrounding the next US crop currently being planted. USDA data is signaling a major increase in areas under corn in the United States. However, it should be noted that this is a period when planting intentions only are gauged and the areas effectively planted must be monitored — not to mention the level of productivity, which will only become clearer from June onwards.

Preliminary USDA figures (based on the forecasted area of planting intentions in the USA) point to an increase in corn output for the 2007/08 crop, possibly of the order of 20% higher at 322 million tons than the 2006/07 crop.

On the other hand, in the case of soybeans, while estimates for world inventory indicate  an increase in the next crop, international prices have increased on the back of rising corn and wheat prices. This may be indicative of a substitution of soybeans for grains.

The US 2006/07 soybean crop was 86.8 million tons, 4.1% higher than the preceding crop, but offset by the reduction in exports which held US soybean inventory at high levels. Preliminary USDA figures (based on the forecasted area of planting intentions in the USA) suggest a reduction of 10% to 77.4 million tons in the 2007/08 crop in relation to 2006/07.

Domestic Scenario

While the domestic scenario indicates a comfortable domestic supply both for corn as well as soybeans, prices have risen, impacted by the international market and export parity.

Corn prices in the first quarter 2007 were 35% above those for the same period in 2006. However, prices for the first quarter 2007 were just 0.7% higher than those prevailing in the fourth quarter 2006. In the case of soybean prices, FNP data reports a 20% rise in the first quarter 2007 in comparison with the same period in 2006 and 1.5% compared with the fourth quarter 2006.

Conab’s (National Supply Council) seventh survey of grain planting intentions published in April revised the 2006/07 corn crop upwards to 51.1 million tons. Final inventory for this crop is estimated at 9.5 million tons.

Conab’s prognostications are for a 2006/07 Brazilian soybean crop of 58 million tons, with a crop-end inventory of 1.9 million tons.

As was expected for the first quarter 2007, CEPEA (Center for Advanced Studies in Applied Economics)  data  reveals that average milk prices were 12.6% higher than those for the same period in 2006.

INVESTMENTS AND PROJECTS

The Company allocated R$ 125 million to capital expenditures in the first quarter of 2007. These investments were largely directed to increasing capacity for meeting demand from the leading markets, sustaining the corporate growth plan and implementing improvements and gains in productivity/efficiency in addition to the inclusion of expenditures on logistics and IT to support expected growth.

In the light of the classification of poultry and hog breeding stock as fixed assets as opposed to inventory as previously, some R$ 28.2 million in investment was allocated to working capital for fixed assets.

On March 16 2007, Perdigão acquired Sino dos Alpes Alimentos Ltda. in Bom Retiro do Sul (RS), a subsidiary of Grandi Salumifici Italiani (GSI), a leading group in the specialty meats segment in Italy. The acquisition was worth about R$ 8.5 million. The plant manufactures high quality and tasty specialty items such as bologna sausage, frankfurters and sausage made from selected meats using European technology and modern equipment. The products, incorporating the Senfter and Sinosul brand names, are prepared from special recipes with the sophisticated flavor of homemade seasoning typical of the state of Rio Grande do Sul. With this acquisition, Perdigão intends to eliminate bottlenecks at its plants in the South of the country, centralizing the production of small-scale lines for specific market niches at the new unit.

The Mineiros Agroindustrial Complex in the state of Goiás, built for the production of special poultry — particularly turkeys, was unveiled on March 20 2007, with an initial output of 500 tons/month of finished products, to be raised to a forecasted 4,000 tons/month by the end of the year. Full operations processing capacity expected for 2008 at 81,000 tons/year. Perdigão is investing R$ 240 million in this project, partially financed by the Brazilian Economic and Social Development Bank — BNDES, and the integrated outgrowers, an approximate further R$ 270 million for the construction of 200 production modules financed through the Constitutional Fund for the Midwest (FCO).

In April, Perdigão made its debut in the pet food market with the launching of dog food rations under the Balance and Supper brands. These products are the first in the Essencial Pet Care portfolio, a division specifically created for the segment and for identifying opportunities in sectors with major growth potential. The Company has invested about R$ 4 million in the assembly of a modern dog food production line using  chicken meat and beef. The line is installed in the animal ration plant at Francisco Beltrão in the state of Paraná, production volume to be adjusted according to market demand.

OPERATING PERFORMANCE

Production

There was a 10% increase in the production of meat products (11.2% and 8.3% higher for poultry and pork/beef respectively) on the back of greater slaughtering activity — 11.6% for poultry and 6.7% for hogs/beef cattle. The other processed products increased 23.4% and the production of day-old chicks, by 23.3%.

These increases were instrumental in sustaining domestic and overseas sales performance in the light of the strong demand in both these markets.

Production	1Q07	1Q06	% Ch.
Poultry Slaughter (million heads)	154.5	138.5	11.6
Hog/ Cattle Slaughter (thousand heads)	943.1	883.9	6.7
Poultry Meats (thousand tons)	213.9	192.3	11.2
Pork/Beef Meats (thousand tons)	144.3	133.2	8.3
Total Meats (thousand tons)	358.1	325.5	10.0
Other Processed Products (thousand tons)	7.7	6.3	23.4
Feed and Premix (thousand tons)	920.0	784.7	17.2
One-day Chicks (million units)	161.4	130.9	23.3

In volume terms, production and sales of dairy-processed products are equivalent and for this reason we show these volumes under domestic market performance.

Domestic market

Domestic market sales grew 43.2% during the quarter reaching R$ 1 billion gross revenue, with higher value-added products reporting an excellent performance,  including the incorporation of dairy-processed activities.

Meats sales volume rose 4.4% on 12.2% higher revenue due to improved product mix in this market. Elaborated/processed meats reported a growth of 15.9% in sales and 14.4% in volume, driven particularly by demand for frozen, specialty and special poultry products. On the other hand, in-natura products were redirected to the export market and domestic sales posted a decline of 40.9% in volume and 14.2% in revenue. This contrasted with the first quarter of 2006, when, due to the outbreaks of avian influenza, the flow of commodity-type products destined for export had to be sold in the local Brazilian market.

Dairy-processed products accounted for 20.5% of domestic sales and contributed to the domestic market performance with additional sales of R$ 211.4 million. While this activity was only consolidated into the results from June 2006 when Perdigão acquired a 51% controlling interest in Batávia S.A. and is therefore not included in the sales performance table below, for comparative purposes, growth in terms of volume relative to the first quarter of 2006 was 9.1% in milk and  20.1% in dairy-processed products, juices and others.  Sales revenue increased by 14.2% and  20.6%,  respectively.

Other processed products including pastas, pizzas, frozen vegetables, cheese bread, the vegetarian soybean-based line, margarines, among others, increased 29.2% by volume and 28.8% in sales during the quarter, pastas and pizzas performing particularly strongly.

With the strategic focus on higher value-added products, 82.8% of the Company’s total sales to the domestic market was in the form of these items representing R$ 854,7 million in the quarter, with a growth of 49.2% in volume and 42.7% in sales, including processed meats, dairy- and other processed products.

	Tons (thousands)			Sales (R$ millions)
Domestic Market	1Q07	1Q06	% Ch.	1Q07	1Q06	% Ch.
MEATS	149.5	143.2	4.4	696.6	620.9	12.2
In-Natura	15.3	25.9	(40.9)	65.3	76.1	(14.2)
—Poultry	12.1	19.4	(37.7)	51.6	55.3	(6.8)
—Pork/Beef	3.2	6.5	(50.5)	13.7	20.8	(34.1)
Elaborated/Processed (meats)	134.3	117.3	14.4	631.3	544.8	15.9
DAIRY PRODUCTS	76.2	—	—	211.4	—	—
—Milk	33.9	—	—	57.7	—	—
—Dairy Products/ Juice/ Others	42.3	—	—	153.7	—	—
Other Processed	9.4	7.3	29.2	69.7	54.1	28.8
Soybean Products/ Others	11.2	14.2	(20.7)	54.6	45.8	19.3
TOTAL	246.3	164.6	49.6	1,032.3	720.8	43.2

PROCESSED	185.9	124.6	49.2	854.7	598.9	42.7
% total sales	75.5	75.7		82.8	83.1

Consequently, the average prices of meat products rose 7.6% and dairy-processed products by 4.1%. Conversely, the average cost of meat items was 0.1% lower, contributing to the improvement in margins for this business, despite pricing pressure on grain feed essential for animal husbandry.

The following graph shows the Company’s market share for chilled and frozen processed products, including: specialty and frozen meats, pastas, pizzas and dairy-processed products, the performance in the final two-month period for each segment being notably strong.

Source: AC Nielsen

* Dairy-processed products — 51% of Batávia (Dairy-processed products) acquired in June 2006.

DISTRIBUTION CHANNELS
(in sales revenue)

Exports

First quarter meat exports increased 38.8% in volume, indicative of robust demand and the recovery in overseas markets - offsetting weaker demand caused by the outbreak of avian influenza in the major importing countries in 2006.

With revenue 48% higher, overseas sales reached R$ 752.2 million and equivalent to 48.7% of net sales for the quarter in spite of the appreciation in the Real against the US dollar impacting sales to this market in domestic currency.

With increased consumption, notably in Europe and the Middle East, together with a downward adjustment in world inventory and a reduction in market oversupply, sales of in-natura poultry products rose 32.9% in volume and 44.4% in revenue. Pork/beef products increased 37.4% in volume and 43.6% in revenue, driven by beef sales and growth in pork meat volume despite pressures of prevailing international prices for these products.

The strong showing in exports of elaborated/processed items is due to sales of special poultry items and specialty meat products, which contributed to a growth 65.4% in volume and 60.3% in revenue.

Average prices recovered during the quarter compared with the first quarter 2006, increasing 11.2% in US dollars-FOB (Free on Board) and  6.6% in Reais, a result which could have been even better had it not been for the appreciation in the domestic currency of 3.5% against the US dollar in the quarter compared with the same quarter in 2006.

Average costs rose 1.9% in the quarter — the result of pressure due to higher prices in grain commodities.

	Tons (thousands)			Sales (R$ million)
Exports	1Q07	1Q06	% Ch.	1Q07	1Q06	% Ch.
MEATS	199.2	143.7	38.6	751.1	508.2	47.8
In-Natura	162.7	121.6	33.8	570.1	395.2	44.2
—Poultry	131.9	99.2	32.9	429.7	297.5	44.4
—Pork/Beef	30.8	22.4	37.4	140.4	97.8	43.6
Elaborated/Processed (meats)	36.5	22.0	65.4	181.0	112.9	60.3
Other Processed	0.3	0.0	2,158.3	1.3	0.1	2,143.3
TOTAL	199.4	143.7	38.8	752.4	508.2	48.0

PROCESSED	36.7	22.0	66.6	182.3	113.0	61.4
% total sales	18.4	15.3		24.2	22.2

Perdigão reported the following performance in its leading overseas markets:

•                              Europe — Demand from the European market was robust, volume and revenue being 51.5% and 55% higher, respectively on the back of a strong chicken and turkey recovery exports. Prices remained at attractive levels, thanks to higher demand,  declining European production and the increase in corn prices, in turn inflating world poultry production costs.

•                              Middle East — The Company saw a recovery in this market compared with difficulties experienced in the first quarter of 2006, reporting a growth of 40.2% in volume and 63.2% in sales.

•                              Far East — Volumes rose 23.3% on sales 18.3% higher. Meat consumption in Asian markets has held very stable, in spite of various countries suffering avian influenza outbreaks. On the other hand, the Company has detected high inventories of pork cuts due to restriction on imports into the Russian market. As a result, prices have fallen with the prospects of some downward adjustment in inventory likely to be seen from the second half forward.

•                              Eurasia — Volumes rose 71.4% and export revenue increased 85.2%. The improvement in the prices of chicken meat and processed products, combined with an excellent expansion in the mix of value-added products, were instrumental in the growth of this market, including pork meat exports.

•                              Africa, the Americas and Other Countries — These markets registered growth of 14.5% in volume and 32.7% in export revenues with good demand especially for chicken breast and wings, helping to boost the average price for these products. Exports were particularly strong to Africa and other countries such as Canada.

EXPORTS BY REGION
(% net sales)

The European Union has introduced import quotas on Brazilian salted chicken breast, elaborated turkey breast and processed chicken imports. To come into effect from July 2007, Brazil is to enjoy a majority share of these quotas. While the quotas establish lower import tariffs for the products mentioned above, the import of the same products and others will still be permitted at the traditional import tariffs for in natura products.

ECONOMIC AND FINANCIAL PERFORMANCE

Net Sales

Net sales were R$ 1,5 billion, 44.3% higher, albeit lower than gross sales due to proportionally higher sales to the domestic market that are subject to ICMS, PIS and COFINS taxes.

DS — Domestic Sales
E — Exports

Elaborated and processed products accounted for 53% of net sales against 52.5%, boosted by growth in processed meat products both in the domestic and also export markets, other processed products and by the incorporation of the dairy-processed activities.

The Company reported growth during the year of 41.3% in net sales and 51.8% in volume driven by processed and elaborated meats, pasta products, pizzas, margarines and the added value of dairy-processed products. The latter have a lower average price than Perdigão’s other activities, justifying the greater increase in volume relative to the improvement reported for processed product sales.

Cost of Sales

The cost of sales rose 38% in the quarter, a lower increase than sales and permitting an effective gain of 340 basis points as a proportion of net sales. This represents a decline from 76.4% in the first quarter 2006 to 73% of total net sales, reflecting additional value added in the businesses as well as  productivity gains despite the pressure of raw material prices.

During the quarter, the cost of the most important grains — corn and soybean meal - registered increases due to international price movements on the Chicago Board of Trade. The impact was partially offset by the enhanced added value to the Company’s activities with the consolidation of the dairy-processed and beef businesses, thus reducing the relative participation of the main raw materials as a percentage of total cost of sales.

In addition, management of costs and productivity gains produced wider margins, offsetting increases in the principal raw materials.

Gross Margin and Gross Profit

Gross margin rose from 23.6% to 27% in the quarter with an increase of 64.8% in gross profit which reached R$ 411.1 million, the result of the good sales performance, cost management as well as gains in scale, productivity, efficiency and diversification.

Operating Expenses

Operating expenses were 20.8% of net sales against 21.1% in the first quarter 2006, and below the revenue increase of 41.8%, indicative of an effective gain especially in administrative expenses due to the management and control of expenditures.

Despite efforts focused on the reduction in fixed expenses, commercial expenses remained unchanged at 19.4% relative to net sales. This reflects the greater frequency and regularity with which dairy-processed products have to be distributed combined with higher variable expenses such as freight and warehousing including increased labor force and payroll, and investments in advertising and marketing.

Important to note here that Perdigão expects to capture synergies in merchandizing and distribution of dairy-processed products  due to the similarity these bear with the Company’s traditional meat businesses, a process which should accelerate from this quarter onwards with the implementation of the SAP — R3 system at the Batávia-dairy product division.

Operating Income and Operating Margin

In the light of the factors already mentioned, and encompassing the performance of the domestic and export markets as well as the control of costs and expenses, the Company reported an operating income before financial expenses of R$ 94.7 million. This reflected and increase of 260.4% on the first quarter 2006, with an operating margin of 6.2% in the first quarter 2007 against 2.5% registered during a period when the poultry sector was experiencing major difficulties early in 2006

Financial Results

On March 31 2007, net debt amounted to R$ 797.8 million, 9.6% lower than March 31 2006, the result of the resources from the primary offering  at the end of 2006, to be allocated to investments in the Company’s new businesses. The decline in net debt would have been even more accentuated had it not been for additional working capital and capital expenditure needs, in particular, for the Mineiros Agroindustrial Complex.

Due to the higher foreign exchange translation gain in the first quarter of 2006 with the more accentuated appreciation in the Real against the US dollar plus the reversal of charges on contingency items, financial expenses during the quarter were R$ 20.9 million against R$ 4.3 million recorded in the first quarter of 2006.

The ratio of net debt to annualized EBITDA for the past twelve months was 1.5 times with currency exposure totaling US$ 112.1 million, a fall of 15% compared with the same quarter in 2006.

Debt	On March 31, 2007		On March 31, 2006
R$ Million	Short-Term	Long-Term	Total	Total	% Ch.

Local Currency	249.6	282.7	532.2	418.5	27.2
Foreign Currency	371.3	884.0	1,255.3	1,241.5	1.1
Gross Debt	620.9	1,166.7	1,787.6	1,659.9	7.7
Cash Investments
Local Currency	729.7	0.1	729.8	228.9	218.8
Foreign Currency	184.1	75.9	260.0	548.8	(52.6)
Total Cash Investments	913.8	76.0	989.8	777.7	27.3
Net Accounting Debt	(292.9)	1,090.7	797.8	882.2	(9.6)
Exchange Rate Exposure - US$ million			(112.1)	(132.0)	—

On March 31, 2007

Net Income and Net Margin

Perdigão reported  growth of 503.4% in quarterly net income from R$ 10.4 million to R$ 62.7 million thanks to the recovery in its major export markets and the continual growth in the domestic market combined with the Company’s expanded business range and the reduction in costs and expenses.

Net margin reached 4.1% against 1.0% reported in the same period in 2006, a 310 basis points improvement.

EBITDA

EBITDA (operating earnings before financial expenses, taxes and depreciation) was R$ 168.3 million in the quarter, 91.2% up and representing an increase in EBITDA margin from 8.3% to 11.1% of net sales, a reflection of excellent quarterly operating results.

In addition to operating income from the Company’s activities (EBIT), EBITDA sweeps up the effects of increased depreciation following the reclassification of poultry and hog breeding stock as a fixed asset rather than inventory as previously shown in company accounts. This change is reflected in an increase of R$ 27.6 million in depreciation for the quarter, contributing to a 1.8 percentage point (180 basis points) increase in the  EBITDA margin. The Company has also retroactively classified this information for the fiscal year 2006 accordingly to obtain a more exact comparison.

EBITDA	1st Quarter
R$ Million	2007	2006	% Ch.
Net Income	62.7	10.4	503.4
Minority Participation	1.7	—	—
Employees / Management Profit Sharing	4.0	0.8	378.9
Income tax and social contribution	4.4	12.9	(65.8)
Nonoperating Income	3.3	2.2	53.0
Net financial	20.9	4.3	385.6
Depreciation, amortization and depletion	71.3	57.4	24.2
EBITDA	168.4	88.0	91.2

SHAREHOLDERS’ EQUITY

Shareholders’ Equity amounted to R$ 2.2 billion against R$ 1.2 billion on March 31 2006, 76.4% more than for the preceding year, with the paying in of the capital increase through a share subscription in November 2006 worth R$ 800 million. The return on shareholders’ equity was 11.7% for the year.

Intangible Assets

Perdigão is aware that the value of a company is also determined by its intangible assets. Consequently, the Company seeks to disseminate among the market and its stakeholders the benefits accruing from its important competitive advantages. These include: the institutional image, the Company’s brands, human capital, policies  and its management, technological and environmental processes, and its competence, ethics, transparency and innovation — all forming the bedrock  of our operation.

Risk Management

Perdigão adopts a rigid process of risk management in order to maintain a management model focused on good results, the production of premium quality products together with food safety and the monitoring of the principal risks that involve the entire range of its activities. These risks are described in greater detail in  explanatory note 17 of the Financial Statements.

STOCK MARKET

Financial volume amounted to US$ 9.4 million/day of equities traded on the São Paulo Stock Exchange (Bovespa) and the NYSE — New York Stock Exchange. This is equivalent to a growth of 22%, a significant increase relative to the same period in 2006 when there had already been a sharp rise in financial volume following the announcement of the incorporation of excellent corporate governance practices and despite the adversities of the trading environment for the sector at the time.

In relation to the same quarter of the preceding year, the Company’s shares appreciated 21.7%  while the ADRs increased 29.6% with volumes 7.3% and 5.6% higher for the shares and ADRs respectively. However, in the first quarter 2007 the Company’s shares slipped

7.9% and ADRs, 3.7% in relation to December 31 2006, this performance reflecting the outlook for raw material price pressures on costs and the recovery in overseas markets.

PRGA	1Q07	1Q06
Share Price - R$*	27.60	22.67
Traded Shares (Volume)	38.1 million	35.5 million
Performance	(7.9)%	(13.8)%
Bovespa Index	3.0%	3.4%
IGC (Brazil Corp. Gov. Index)	3.1%	15.8%
ISE (Corp. Sustainability Index)	(1.8)%	14.0%

PDA	1Q07	1Q06
Share Price - US$*	26.56	20.50
Traded ADRs (Volume)	3.8 million	3.6 million
Performance	(3.7)%	(10.0)%
Dow Jones Index	(0.9)%	3.7%

*                    Closing Price

During the quarter, Brazilian capital markets recorded good results due to the economic scenario, although the US market fell. Trading volume in Perdigão’s securities represented 53.1% and 34.8% of all sector transactions on the Bovespa and the NYSE (ADRs), respectively, the Company leading ADR turnover for the sector as a whole.

The following graphs illustrate the performance for the 12-month period from March 2006:

SOCIAL BALANCE

Perdigão ended the quarter with a work force of 39.7 thousand employees, 11.7% higher than the same period for the preceding year, taking into account the increase of 4.2 thousand with the incorporation of the employees at Batávia — dairy-processed products, the increase in production workers for absorbing the growth in production and sales, especially at the new Mineiros Agroindustrial Complex as well as other industrial units in the Midwest, and the bolstering of the commercial structure to meet market demand.

Main Indicators	03.31.2007	03.31.2006	% Ch.
Number of Employees	39,691	35,531	11.7
Net Sales per Employee/year - R$ thousands	153.5	118.8	29.2
Productivity per Employee (tons/year)	45.3	37.5	20.8

During the quarter, Perdigão held its annual convention for company executives to align and decide strategies, for the first time, international and dairy-processed division executives took part.

At the Rio Verde — GO unit, 50 homes for employees — part of the PROHAB (Perdigão Housing Program) program - were concluded. This program facilitates home buying by employees with mortgage finance supplied by the Caixa Econômica Federal (the National Savings and Loan Bank) and the Perdigão Mutual Savings and Loan Cooperative.

CORPORATE GOVERNANCE

Shareholders’ Meeting: The Company held its Ordinary/Extraordinary General Shareholders’ Meeting on April 12 with a quorum of 67% of the capital, represented by domestic and international investors that now enjoy equal rights including voting rights.

In addition to approving the accounts and statutory alterations, the Meeting elected the members of the Board of Directors for the 2007-2009 period - 43% of them being independent — and initiated the Company succession procedure. Under this, the Chief Executive Officer was appointed as Chairman of the Board — one more step forward in the Perdigão’s policy of transparency and responsibility in conducting processes and decision-making.

The Company’s Fiscal Council was also elected, including among its functions, the responsibilities of an audit committee, one of its members taking on the position of financial specialist.

Awards: Organized by MZ Consult in partnership with JP Morgan, KPMG and Linklaters with the participation of 145 companies from 33 countries, IR Global Ranking 2007 elected Perdigão as the Best Brazilian Company and the Best Latin American Company in the Consumption and Retail Sector in Corporate Governance.

Shareholder’s Composition

Base: 03.31.07

Number of Shares: 165,957,152

Capital Stock: R$ 1.6 billion

Consultancy Fees: No consultancy fees were paid to the independent auditors (Ernst & Young) in the quarter. The hiring of our auditors for consultancy services is subject to Board of Directors’ approval and presupposes that the service in question does not risk the independence and objectivity of our auditors in the performance of the external audit. The Board’s approval will also take into account restrictions on certain services prohibited by the US Sarbanes Oxley act.

Internal Controls: Perdigão is prepared to certify its internal controls pursuant to the requirements of the Sarbanes Oxley act (sections 302 and 404), expected to take place in the second quarter 2007.

OUTLOOK

The Company reiterates its forecasts for 2007 given the current economic environment and continued implementation of the business plan encompassing the objective of sustained corporate growth:

•                  Growth of more than 10% in the total sales volume of meats and other processed products (frozen and chilled items), with a forecast of about 7% for the domestic market and more than 15% in export volume;

•                  Increase of about 12% in dairy-processed products based on the growth in this activity in 2006. Perdigão consolidated the dairy-processed business in its accounts in June 2006.

•                  Capital expenditures of about R$ 460 million without taking into account projects for acquisition and/or construction for the new businesses.

Plans to expand its operations on a globalized basis, diversifying the business platforms and consequently risks, represent the parameters which Perdigão has chosen as critical to maintaining the average rate of growth of the past 12 years and which have elevated the Company to the rank of one of the most important world players in the food manufacturing business.

To ensure its market position and continued process of expansion and adding value, the Company operates a team made up of more than 39 thousand employees with the support and credibility of its investors and all other stakeholders that have always known the value and the seriousness of maintaining a relationship with Perdigão.

São Paulo, May 2007.

Nildemar Secches

Chairman of the Board of Directors

and Chief Executive Officer

PERDIGÃO S.A.
PUBLIC COMPANY

CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED
MARCH 31, 2007 AND 2006
(in thousands of Brazilian reais, in accordance with Corporate Law)

BALANCE SHEET

	2007	2006
ASSETS	4,769,288	3,499,762
CURRENT ASSETS	2,591,215	1,923,386
NONCURRENT ASSETS	240,424	207,812
PERMANENT	1,937,649	1,368,564
Investments	27,869	13,921
Property, Plant and Equipment	1,755,392	1,263,529
Deferred Charges	154,388	91,114

LIABILITIES AND SHAREHOLDERS' EQUITY	4,769,288	3,499,762
CURRENT LIABILITIES	1,230,422	909,018
LONG TERM LIABILITIES	1,330,550	1,362,016
MINORITY INTEREST	40,707	—
SHAREHOLDERS' EQUITY	2,167,609	1,228,728
Capital Stock Restated	1,600,000	800,000
Reserves	504,512	425,215
Retained Earnings	63,097	3,513

INCOME STATEMENT

	1Q07	1Q06	% Ch.
GROSS SALES	1,784,697	1,229,079	45.2
Domestic Sales	1,032,298	720,829	43.2
Exports	752,399	508,250	48.0
Sales Deductions	(261,571)	(173,616)	50.7
NET SALES	1,523,126	1,055,463	44.3
Cost of Sales	(1,112,041)	(806,026)	38.0
GROSS PROFIT	411,085	249,437	64.8
Operating Expenses	(316,411)	(223,166)	41.8
OPERATING INCOME BEFORE FINANCIAL EXPENSES	94,674	26,271	260.4
Financial Expenses, net	(20,881)	(4,300)	385.6
Other Operating Results	2,399	4,369	(45.1)
INCOME FROM OPERATIONS	76,192	26,340	189.3
Nonoperating Income	(3,347)	(2,188)	53.0
INCOME BEFORE TAXES	72,845	24,152	201.6
Income Tax and Social Contribution	(4,416)	(12,920)	(65.8)
Employees / Management Profit Sharing	(3,994)	(834)	378.9
Minority Interest	(1,698)	—	—
NET INCOME	62,737	10,398	503.4
EBITDA	168,346	88,059	91.2

All statements contained herein with regard to the Company’s business prospects, projected results and the potential growth of its business are mere forecasts, based on local management expectations in relation to the Company’s future performance. Dependent as they are on market shifts and on the overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to change.

09.01 — INTERESTS IN SUBSIDIARIES AND/OR AFFILIATES

1 - ITEM	2 - AFFILIATE/ COLIGATE NAME	3 - GENERAL TAXPAYERS’ REGISTER	4 - NATURE OF SHARE CONTROL	5- % CAPITAL	6- % INVESTOR NET EQUITY

7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD ON CURRENT QUARTER (Units)		9 - NUMBER OF SHARES HELD ON LAST QUARTER (Units)

01	PERDIGÃO AGROINDUSTRIAL S.A.	86.547.619/0001-36	Private Subsidiary	100.00	62.35
COMMERCIAL, INDUSTRIAL AND OTHERS		46,150,563		46,150,563

02	PERDIGÃO EXPORT LTD.	. . / —	Private Subsidiary	100.00	0.00
COMMERCIAL, INDUSTRIAL AND OTHERS		10,000		10,000

03	PDF PARTICIPAÇÕES LTDA.	08.747.353/0001-61	Private Subsidiary	1.00	0.00
COMMERCIAL, INDUSTRIAL AND OTHERS		10		10

04	PSA PARTICIPAÇÕES LTDA.	08.519.312/0001-18	Private Subsidiary	10.00	0.00
COMMERCIAL, INDUSTRIAL AND OTHERS		10		10

16.01 — OTHER RELEVANT INFORMATION

1) Shareholders’ composition on March 31, 2007

Shareholders’	Common Shares	%
Main shareholders (*)	77,807,060	46.88
Management:
Board of Directors	164,038	0.10
Executive Officers	38,439	0.02
Fiscal Council	259	0.00
Treasury shares	430,485	0.26
Other shareholders	87,516,871	52.73
	165,957,152	100.0
Shares outstanding	87,517,130	52.73

(*) Shareholder’s are take part of Voting Agreement.

2) Shareholders’ composition on April 12, 2006

Shareholders’	Common Shares	%
Main shareholders (*)	63,080,775	47.09
Management:
Board of Directors	117,924	0.09
Executive Officers	6	—
Fiscal Council	—	—
Treasury shares	430,485	0.32
Other shareholders	70,327,962	52.50
	133,957,152	100.00
Shares outstanding	70,327,962	52.50

(*) Shareholder’s are take part of Voting Agreement.

3) Holders of more than 5% of voting capital, in March 31, 2007:

Shareholders’	Common Shares	%
PREVI — Caixa Prev. Func. Bco Brasil	26,017,780	15.68
PETROS — Fund. Petrobrás Seg. Soc.	19,795,959	11.93
Fund. Telebrás Seg. Social — SISTEL	8,549,055	5.15
WEG Participações e Serviços S.A.	8,479,535	5.11
FAPES (Fund. Assist. Prev. Soc.) - BNDES	6,122,652	3.69
VALIA — Fund. Vale do Rio Doce	6,874,102	4.14
REAL GRANDEZA Fundação de A.P.A.S.	4,738,407	2.86
Fundo de Invest. em Val. Mob. LIBRIUM	3,711,510	2.24
Previ — Banerj	1,997,595	1.20
	86,286,595	51.99
Outros	79,670,557	48.01
	165,957,152	100.00

4) Individual holders of more than 5% of voting capital, in March 31, 2007:

WEG Participações e Serviços S.A.

	Common Shares	%
Eggon João da Silva Adm. Ltda. (a)	31,376,969	33.33
Dabliuve Adm. Ltda. (b)	31,376,969	33.33
G. Werninghaus Adm. Ltda. (c)	31,376,969	33.33
	94,130,907	100.00

Eggon João da Silva Adm. Ltda. (a)

	Common Shares	%
Eggon João da Silva	3,066,143	1.15
Décio da Silva Adm. Ltda. (d)	52,200,674	19.77
Kátia da Silva Bartsch Adm. Ltda. (e)	52,200,674	19.77
Tânia Marisa da Silva Adm. Ltda. (f)	52,200,674	19.77
Márcia da Silva Petry Adm. Ltda. (g)	52,200,674	19.77
Solange da Silva Janssen Adm. Ltda. (h)	52,200,674	19.77
	264,069,513	100.00

Dabliuve Adm. Ltda. (b)

	Common Shares	%
Werner Ricardo Voigt	3,134,298	1.30
Valsi Voigt Adm. Ltda. (i)	79,302,024	32.90
Miriam Voigt Schwartz Adm. Ltda. (j)	79,302,024	32.90
Cladis Voigt Trejes Adm. Ltda. (k)	79,302,024	32.90
	241,040,370	100.00

G. Werninghaus Adm. Ltda. (c)

	Common Shares	%
Lilian Werninghaus	2,534,918	1.08
Diether Werninghaus Adm. Ltda. (l)	58,380,742	24.73
Heide Behnke Adm. Ltda. (m)	58,380,742	24.73
Eduardo & Luísa Werninghaus Adm. Ltda. (n)	58,380,742	24.73
Martin Werninghaus Adm. Ltda. (o)	58,380,742	24.73
	236,057,886	100.00

Décio da Silva Adm. Ltda. (d)

	Common Shares	%
Décio da Silva	52,200,674	99.99
Zaira Z. da Silva	1	0.00
Joana Z. da Silva	1	0.00
	52,200,676	100.00

Kátia da Silva Bartsch Adm. Ltda. (e)

	Common Shares	%
Kátia da Silva Bartsch	52,200,674	99.99
Bruna da Silva Bartsch	1	0.00
Ricardo Bartsch Filho	1	0.00
	52,200,676	100.00

Tânia Marisa da Silva Adm. Ltda. (f)

	Common Shares	%
Tânia Marisa da Silva	52,200,674	99.99
Alberto da Silva Geffert	1	0.00
Júlia da Silva Geffert de Oliveira	1	0.00
Henrique da Silva Geffert	1	0.00
	52,200,677	100.00

Márcia da Silva Petry Adm. Ltda. (g)

	Common Shares	%
Márcia da Silva Petry	52,200,674	99.99
Ana Flávia da Silva Petry	1	0.00
Helena Marina da Silva Petry	1	0.00
	52,200,676	100.00

Solange da Silva Janssen Adm. Ltda. (h)

	Common Shares	%
Solange da Silva Janssen	52,200,674	99.99
Renata da Silva Janssen Decker	1	0.00
Paula da Silva Janssen	1	0.00
	52,200,676	100.00

Valsi Voigt Adm. Ltda. (i)

	Common Shares	%
Valsi Voigt	79,302,024	99.99
Dora Voigt de Assis	1	0.00
Livia Voigt	1	0.00
	79,302,026	100.00

Miriam Voigt Schwartz Adm. Ltda. (j)

	Common Shares	%
Miriam Voigt Schwartz	79,302,024	99.99
Eduardo Voigt Schwartz	1	0.00
Livia Voigt Schwartz	1	0.00
	79,302,026	100.00

Cladis Voigt Trejes Adm. Ltda. (k)

	Common Shares	%
Cladis Voigt Trejes	79,302,024	99.99
Pedro Voigt Trejes	1	0.00
Felipe Voigt Trejes	1	0.00
	79,302,026	100.00

Diether Werninghaus Adm. Ltda. (l)

	Common Shares	%
Diether Werninghaus	58,380,742	99.99
Anne Marie Werninghaus	1	0.00
	58,380,743	100.00

Heide Behnke Adm. Ltda. (m)

	Common Shares	%
Heidi Behnke	58,380,742	99.99
Davi Ricardo Behnke	1	0.00
Daniel Ricardo Behnke	1	0.00
	58,380,744	100.00

Eduardo & Luísa Werninghaus Adm. Ltda. (n)

	Common Shares	%
Eduardo Werninghaus	29,190,371	50.00
Luisa Werninghaus Bernoldi	29,190,371	50.00
	58,380,742	100.00

Martin Werninghaus Adm. Ltda. (o)

	Common Shares	%
Martin Werninghaus	58,380,742	99.99
Ricardo Werninghaus	1	0.00
Mariana Werninghaus	1	0.00
	58,380,744	100.00

5) Shareholders’ composition of controlling shareholders, executive officers and fiscal council on March 31, 2007:

Shareholders’	Common Shares	%
a) Controlling shareholders	77,807,060	46.88
b) Executive officers and Fiscal Council	202,736	0.12

b.1)  Executive Officers and Fiscal Council

Shareholders’	Common Shares	%
Board of Directors — Direct participation	164,038	0.10
Executive Officers	38,439	0.02
Fiscal Council	259	—

6) Free Float shares

On March 31, 2007 there were 87,517,130 common shares outstanding (free-floating), 52.73% of total issued.

7) Compromissory Clause

The Company is related to the arbitration at the Capital Market Arbitration Chamber, according to the Compromissory Clause that is part of the Campany’s Bylaws.

BOARD OF DIRECTORS

Chairman	Eggon João da Silva
Vice-Chairman	Francisco Ferreira Alexandre
Board Members	Almir de Souza Carvalho
Jaime Hugo Patalano
Sergio Wilson Ferraz Fontes
Cláudio Salgueiro Garcia Munhoz
Luís Carlos Fernandes Afonso

FISCAL COUNCIL (With Attributions of Audit Committee)

Chairman	Vanderlei Martins
Attílio Guaspari
Wilson José Watzko

EXECUTIVE BOARD

Chief Executive Officer	Nildemar Secches
Chief Financial Officer	Wang Wei Chang
Chief Operating Officer	Paulo Ernani de Oliveira
Business Development Director	Nelson Vas Hacklauer
Supply Chain Director	Wlademir Paravisi
Technology Director	Luiz Adalberto Stábile Benicio
Marketing Director	Antonio Zambelli

Itacir Francisco Piccoli
Controller

Marcos Roberto Badollato
Accountant — CRC — 1SP219369/O-4

To the Board of Directors and Shareholders of
Perdigão S.A.

1.               We have carried out a special review of the Quarterly Information (ITR) of Perdigão S.A. and subsidiaries for the quarter ended March 31, 2007, comprising the balance sheet, the statement of income, the report on performance and significant information prepared in accordance with the accounting practices adopted in Brazil.  Other independent auditors reviewed the financial information of Batávia S.A. Indústria de Alimentos, a subsidiary acquired on May 26, 2006 in which the Company held an investment at March 31, 2007 amounting to R$42,369 thousand, with a gain of R$1,767 thousand calculated using the equity method for the quarter then ended whose total assets included in the consolidated quarterly information amounted to R$276,404 thousand at March 31, 2007, with net revenue of R$151,879 thousand for the quarter then ended.  Those auditors issued an unqualified review report on the subsidiary’s financial information dated May 3, 2007. Our special review, insofar as it relates to the aforesaid investment on this date, is based solely on the review report of such independent auditors.

2.               Our review has been carried out in accordance with the specific rules set forth by the Brazilian Institute of Independent Accountants — IBRACON, jointly with the Federal Accounting Council, and consisted mainly of: (a) inquiries of and discussions with officials responsible for the accounting, financial and operational areas of the Company and subsidiaries in respect to the main criteria adopted for preparing the Quarterly Information; and (b) review of information and subsequent events which have, or may have, significant effects on the financial position and operations of the Company and subsidiaries.

3.               Based on our special review and on the review report of other independent auditors, we are not aware of any material modification that should be made to the Quarterly Information referred to in paragraph 1 for it to comply with accounting practices adopted in Brazil, consistently with specific standards established by the Brazilian Securities Commission (CVM), and specifically applicable to the preparation of the Quarterly Information.

4.               Our review was conducted with the objective of issuing a special review report on the Quarterly Information (ITR) referred to in paragraph 1. The statements of cash flows and added value, presented in Notes 23 and 24, were prepared in accordance with the accounting practices adopted in Brazil and are being presented for purposes of providing additional information about the Company and subsidiaries, despite not being required as an integral part of the basic Quarterly Information. Such statements of cash flows and added value were submitted to the same review procedures as those described in paragraph 2. Based on our special review, we are not aware of any material modification that should be made to the statements of cash flow and added value for them to comply with accounting practices adopted in Brazil.

São Paulo, May 4, 2007

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2SP015199/O-6

Antonio Humberto Barros dos Santos
Partner CRC-1SP161745/O-3